ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.057/2009

March 19, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 19, 09

3/25

KBANK

ธนาคารกสิกรไทย
KASIKORNBANK

EXCELLENCE

RECEIVED
2009 MAR 25 A 8: 13

SS.08-00842/2009

March 19, 2009

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the twenty second interest payment of the third Subordinated Debenture (KBNK13OA) will be made on April 16, 2009, we would like inform you the details of the twenty second interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 4.25 percent per annum and 90 days duration – from Janaury 16, 2009 to April 15, 2009. And, we will close the book for interest payment at noon of April 2, 2009.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1981 - 3

Summary Statement of Assets and Liabilities [1/]

As of 28 Feb 2009

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	20,317,757,322.10	Deposits	963,148,521,581.15
Interbank and money market items	131,775,909,995.60	Interbank and money market items	19,675,866,213.90
Investments, net	187,621,392,958.98	Liabilities payable on demand	9,357,093,820.97
(with obligations Baht 781,920,000.00)		Borrowings	117,405,879,198.70
Credit advances (net of allowance for doubtful accounts)	844,949,230,399.12	Financial institution's liabilities under acceptances	522,010,929.72
Accrued interest receivables	1,420,023,451.48	Other liabilities	50,512,700,742.90
Properties foreclosed, net	11,440,803,728.08	*Total liabilities*	1,160,622,072,487.34
Customers' liabilities under acceptances	522,010,929.72		
Premises and equipment, net	29,550,590,594.75		
Other assets, net	48,183,135,203.45	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	69,631,022,441.84
		Other reserves and profit and loss account	21,595,157,724.10
		Total shareholders' equity	115,158,782,095.94
Total Assets	1,275,780,854,583.28	Total Liabilities and Shareholders' Equity	1,275,780,854,583.28
Customers' liabilities under unmatured bills	4,845,070,558.64	Financial institution's liabilities under unmatured bills	4,845,070,558.64
Total	1,280,625,925,141.92	Total	1,280,625,925,141.92

	Baht
Non-Performing Loans 2/(net) as of 31 December 2008 (Quarterly)	13,591,067,089.55
(1.27 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 December 2008 (Quarterly)	23,065,536,903.86
Actual provisioning for loan loss	28,815,115,305.80
Loans to related parties	39,704,235,217.28
Loans to related asset management companies	475,000,000.00
Loans to related parties due to debt restructuring	1,444,677,150.60
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	143,058,184,619.49
Changes in assets and liabilities this quarter as of 28 February 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section 156	136,840.00
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,682,853,565.94
Letters of credit	17,883,907,384.11

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 December 2008 (Quarterly) 30,630,050,978.06

(2.81 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

(Translation)*

Opinion Report of The Independent Financial Advisor

Regarding

Connected Transaction of

Acquiring Additional Ordinary Shares in Muang Thai Fortis Holding Company Limited

to

Shareholders of

KASIKORNBANK Public Company Limited

by

KIM ENG

Kim Eng Securities (Thailand) Public Company Limited

6 March 2009

** Shareholders should be aware that English translation is strictly for reference. Please also note that the translation has not been subjected to an official review and Kim Eng Securities (Thailand) Plc. cannot undertake any responsibility for its accuracy, nor be held liable for any loss of damages arising from or related to its use.*

Content

Inroduction

Due to KASIKORNBANK Public Company Limited ("KBank") has a strategic focusing of offering a full-range of financial solutions in order to accommodate all of its customers' needs, as well as focusing to cultivate its fee-based income, which includes selling life insurance products through banking channel (Bancassurance). Therefore, KBank plans to expand the life insurance business of KBank's group, by acquiring shares and management control in an existing life insurance company. The analysis indicates that Muang Thai Life Assurance Company Limited ("MTL") is an appropriate company for KBank's insurance business expansion.

Thereby, The Board of Directors meeting of KASIKORNBANK Public Company Limited (" KBank") No. 2/2009 held on 26 February 2009 (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) has considered and resolved for an approval of investment expansion plan in Muang Thai Life Assurance Company Limited ("MTL"), by acquiring additional ordinary shares in Muang Thai Fortis Holding Company Limited ("MTFH") under process, conditions and considering procedure as follows.

Acquisition Process

1. The new holding company ("Holding Company 2") has been duly established to acquire all of MTFH's shareholdings in (i) Muang Thai Real Estate Public Company Limited ("MTR") at book value, and/or (ii) Phatra Leasing Public Company Limited ("PL") at market price, and/or (iii) Muang Thai Group Service Company Limited ("MTGS") at book value on condition that KBank will hold any and all shareholding in the Holding Company 2, less than 10% of the total shareholding in the Holding Company 2. (Book value of MTR and MTGS and Market value of PL has been in the negotiation process in order to specify price reference date)
2. MTFH's shareholders will subscribe the entire said new share issued by the Holding Company 2 which KBank will subscribe shareholding in Holding Company 2 less than 10%, whereas other shareholders will subscribe in proportion to their respective shareholdings.
3. MTL will make dividend payment approximately Baht 2,000 Million (the amount paid is under negotiation and may subject to change and depends on the approval of the Office of Insurance Commission ("OIC")) to MTFH, Fortis Insurance International N.V. ("Fortis") and other shareholders of MTL.
4. Dividend Payment which MTFH received from MTL will be paid to KBank, Person in Group A (Person in Group A is MTFH's shareholders who are not KBank, Fortis and SwissRe. Person in Group A is composed of the connected person 43.96% and non-connected person 21.09% of total shareholdings with voting rights of MTFH before the transaction. Please see the details of person in group A in appendix A), Fortis and Swiss Reinsurance Company Ltd. ("SwissRe") and other shareholders.
5. Subsequent to dividend payment by MTFH, MTFH will issue new shares in amount of 3,865,949 shares for subscription solely by KBank, whereas other Parties agree to waive their pre-emptive rights to subscribe the said newly issued shares of MTFH.
6. KBank will make a tender offer on old share of MTFH from the existing shareholders which are Person in Group A, Fortis and SwissRe in amount of totally 15,325,686 shares at the same price of newly issued shares in No. 5 in order to hold at least 51% stakes in MTFH.
7. After KBank has already subscribed the entire said new shares issued by MTFH, MTFH and Fortis agree to subscribe in full the said new shares of MTL in proportion to their respective shareholdings in the amount similar to dividend received.

Approval of Transaction

1) Approval of the acquisition of Muang Thai Fortis Holding Company Limited's additional ordinary shares, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

Share acquisition price	=	Not more than Baht 7,244 Million (calculated from the value of MTL and Muang Thai Insurance Public Company Limited ("MTI") for the part in which MTFH holds shares, which equals to approximately Baht 6,980.25 Million for MTL + Baht 262.95 Million for MTI, plus cash and asset, minus liabilities of MTFH, at the closing date of the transaction. (which the values of assets minus liabilities of MTFH as of September 30, 2008 are not included the book values of MTL and MTI which are approximately Baht 332.38 Million)
Price per share	=	Share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares (the value after MTL pay dividends),

and the approval to proceed with the connected transactions with the connected persons of KBank, in the acquisition of the abovementioned shares, the details are as follows;

To subscribe or purchase of the ordinary shares issued through capital-increase by MTFH in the proportion of shareholding, as well as the ordinary shares left unsubscribed by the existing shareholders, in the total of 3,865,949 shares, with the par value of Baht 10.00 per share. Price per Share is calculated according to the above formula (MTFH has the connected persons of KBank holding shares and having control power in MTFH).

To acquire the MTFH's shares from the existing shareholders, namely Fortis[1], SwissRe and other shareholders who are not KBank's connected person, for 9,621,886 shares, at the Price per Share calculated from the above formula.

To acquire the MTFH's shares from existing shareholders who are KBank's connected persons for 5,703,800 shares, at the Price per Share calculated from the above formula.

The acquisition price is the same price per share including existing shares and new shares totaled 19,191,635 shares, and is the value after MTL has made dividend payment.

The conclusion is below.

Unit: Shares

Item	KBank	Connected Person	Non-Connected Person	Total
KBank subscibe or purchase the newly issued ordinary share issued by MTFH	386,595	1,699,471[1]	1,779,883[1]	3,865,949
Acquire MTFH's existing share		5,703,800	9,621,886	15,325,686
Total share of MTFH that KBank acquires	**386,595**	**7,403,271**	**11,401,769**	**19,191,635**

Note: 1) New issued shares which will be waiver by connected person and non-connected person.

To negotiate, enter into agreement or contract with persons, connected persons in the matter connected to the acquisition of the MTFH ordinary share, or other agreements that are necessary or connected to the transaction, the management and/or the operation of business.

[1] Fortis is still be a shareholder and alliance with MTFH, MTL and MTI.

In this respect, the price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of MTB's book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

2) Approval of the subscription for, or investment in shares in Holding Company 2, which is a company to be newly incorporated, in an amount not more than 10% of the total issued shares in Holding Company 2. This shall be done for the purpose of adjusting MTFH's shareholding structures in MTR, PL and MTGS. MTFH will subsequently sell all of its shares held in the three companies mentioned above to the Holding Company 2.

The acquisition of additional shares in MTFH by KBank is subject to conditions precedent, or connected conditions. In the case that the conditions are met or accomplished within the expected timeframe under the condition precedent (please refer to detail in 1.4), the said share acquisition process is expected be completed within Quarter two of 2009.

The calculated value of the transactions for the acquisition of the new ordinary shares issued through capital-increase by MTFH, and the acquisition of MTFH's shares from the existing shareholders who are the connected persons of KBank, which falls into the ambit of a connected transaction, is approximately 3,612,160,285 Baht in total[2] which exceeds 3% of KBank's total net tangible assets. KBank is required to disclose information pertaining its engagement in the connected transactions, including obtaining approval from KBank's shareholders for the engagement in the transactions.

(The details of the connected person of KBank are available in clause 1.5 of this report)

As a result, Kbank should obtain an approval from the eligible shareholders or a representative of shareholders (if any), who present at the AGM of KBank and have rights to vote, of no less than three-fourths of all voting rights of the shareholders or representative of shareholders (if any), who attend a meeting and have rights to vote, but not include the shareholders who have interest from this transaction. The shareholders in the clause 1.5 of this report, who have interest in this matter, is a related person under Section 258 of the Securities and Exchange Act B.E. 2535 (including its later amendment). Moreover, KBank has to arrange the Financial Advisor to provide an opinion on the reasonableness and benefits of the connected transaction of the listed company, fairness of the prices and conditions of the connected transaction, recommendation for the shareholders' resolution for or against the transaction together with supporting reasons.

Kim Eng Securities (Thailand) Public Company Limited ("Financial Advisor") has been appointed as the Financial Advisor to the Bank with the duty to provide an opinion on the above connected transaction. In the opinion, the Financial Advisor considers the details of this transaction from the resolution of the Board of Directors No. 2/2009 convened on February 26, 2009, the first nine months consolidated financial statement of MTFH as of September 30, 2008 and companies under MTFH, the form of transaction detail (Form. 56-1) of the Bank, document of indenpent appraiser which composed of Consultant A ("CA"), the expert in actuarial valuation, Consultant B ("CB"), the well-known appraiser, Consultatn C ("CC"), the another expert in actuarial valuation, and Knight Flank Charter (Thailand) "(KF"), the independent asset appraiser (KF evaluated the value of land & property of MTL & MTI whose professional service is authorized by SEC). The Financial Advisor has considered, and analysed, the result of report independent consultants and agreed with the information of valuation based on Actuarial method of independent consultant on the date that report issued. . Also, the Financial Advisor utilized the related and proper information suitable for MTL & MTI 's valuation in this report. The details of information purposed for the

[2] This calculation is based on the preliminary value of the abovementioned transaction of 7,244 Million Baht, the total amount of shares of 19,191,635 shares and the amount of shares belonging to the connected persons of 9,569,749 shares.

valuation of fair value also including all of related information, and combines all the details to provide a reasonableness of transaction. The Financial Advisor, however, has not evaluated the asset and liability value of the MTFH or examined the special asset or liability items.

With respect to the preparation of the opinion concerning the transaction, the Financial Advisor's opinion is based on the assumptions of data and documents received from the company. The Financial Advisor cannot certify or guarantee, directly or indirectly, the correctness or validity of the information and representations provided by KBank to the Financial Advisor. In addition, the opinion of the Financial Advisor is based on assumptions and information that were available during the study. Any changes occur or develop after the study may nevertheless affect the opinion of the Financial Advisor. The Financial Advisor,however, would like to propose the conclusion of valuation of MTL and MTI as follows.

Method	100 % value of MTL[2] (MB)	100% value of MTI (MB)	Value of MTL 30.75% (MB)	Value of MTI 10.33% (MB)	Value of additional investment (MB)[1]
1) Market Approach	N.A.	2,065 – 2,148	N.A.	213 - 221	N.A.
2) Book Value Approach	5,784	3,329	1,778	344	2,122
3) Net Adjusted Book Value	5,936	3,351	1,825	346	2,171
4) P/E Apprach	6,400 – 22,716	3,224 - 3,285	1,968 - 6,985	333 - 339	2,301 – 7,324
5) P/BV Approach	11,565 – 14,247	614 – 633	3,556 - 4,381	63 - 65	3,619 – 4,446
6) Actuarial Approach	**23,733 – 25,002**	**3,742 – 4,244**	**7,298 - 7,688**	**387 - 438**	**7,684 – 8,126**

Note: 1) Additional investment would be proportionate as at 41% of MTFH

2) Value of MTL is calculated before dividend payment

The Financial Advisor has analyzed and is of opinion that the actuarial approach has considered the ability to generate the profit in the future also taken into account of fair value of assets and liabilities. On the other hand, the other approaches have not considered all factors as mentioned.

Considering only the purchasing value for MTL and MTI, the fair value would be approximately range from Baht 7,684.62 to 8,126.81 Million. KBank has determined the purchasing price for MTFH only portion of MTL and MTI less than Baht 7,200 Million. As a result the determined price is reasonable.

The Financial Advisor is to give the opinion on the transaction to the shareholders to support their voting decision as follows:

1. General Description of The Transaction

Transaction Date

The KBank Board of Directors meeting (only the directors with no conflict of interest in this transaction attended and voted in the meeting, while the directors with conflict of interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) No 2/2009 convened on February 26,2009 has considered and approved to propose to the shareholders' meeting for the approval on the acquisition of the additional ordinary shares of MTFH, the decision to enter into the connected transactions and the connected or necessary procedures to complete the transaction. The acquisition of additional shares in MTFH by KBank is subject to conditions precedent, or connected conditions. In the case that the conditions are met or accomplished within the expected timeframe, the said share acquisition process is expected be completed within Quarter two of 2009.

<u>General Description of Transaction</u>

The transaction is an acquisition of additional ordinary shares in MTFH, and the carrying out of connected procedures as follows.

1) Approval of the acquisition of MTFH's additional ordinary shares, in the total amount of 19,191,635 shares, at a 'share acquisition price' and 'price per share' calculated by the following formula:

<u>Share acquisition price</u> = Not more than Baht 7,244 Million (calculated from the value of MTL and Muang Thai Insurance Public Company Limited ("MTI") for the part in which MTFH holds shares, which equals to approximately Baht 6,980.25 Million for MTL + Baht 262.95 Million for MTI, plus cash and asset, minus liabilities of MTFH, at the closing date of the transaction. (which the values of assets minus liabilities of MTFH as of September 30, 2008 are not included the book values of MTL and MTI which are approximately Baht 332.38 Million)

<u>Price per share</u> = Share acquisition price, divided by the total amounts of share to be purchased by KBank of 19,191,635 shares (the value after MTL pay dividends),

and the approval to proceed with the connected transactions with the connected persons of KBank, in the acquisition of the abovementioned shares, the details are as follows;

To subscribe or purchase of the ordinary shares issued through capital-increase by MTFH in the proportion of shareholding, as well as the ordinary shares left unsubscribed by the existing shareholders, in the total of 3,865,949 shares, with the par value of Baht 10.00 per share. Price per Share is calculated according to the above formula (MTFH has the connected persons of KBank holding shares and having control power in MTFH).

To acquire the MTFH's shares from the existing shareholders, Fortis, Swiss Re and other shareholders who are not KBank's connected person, for 9,621,886 shares, at the Price per Share calculated from the above formula.

To acquire the MTFH's shares from existing shareholders who are KBank's connected persons for 5,703,800 shares, at the Price per Share calculated from the above formula.

To negotiate, enter into agreement or contract with persons, connected persons in the matter connected to the acquisition of the MTFH ordinary share, or other agreements that are necessary or connected to the transaction, the management and/or the operation of business.

In this respect, the price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of MTB's book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

2) Approval of the subscription for, or investment in shares in Holding Company 2, which is a company to be newly incorporated, in an amount not more than 10% of the total issued shares in Holding Company 2. This shall be done for the purpose of adjusting MTFH's shareholding structures MTR, PL and MTGS. MTFH will subsequently sell all of its shares held in the three companies mentioned above to the Holding Company 2.

KBank will make the payment for the acquisition of the additional ordinary shares in MTFH by cash in one time from the working capital of KBank. The details are as follows:

1) Make the payment for subscription or purchase of the ordinary shares arising from capital increase of MTFH, including the amount not being subscribed by the existing shareholders of

MTFH in total of 3,865,949 shares, with par value of Baht 10.00 per share. The value per share is calculated based on the specified calculation method (MTFH has the connected persons of KBANK holding shares and having control power in MTFH).

2) Make the payment for purchase of shares in MTFH from the existing shareholders, Fortis, Swiss Re and other shareholders who are not KBank's connected persons in total of 9,621,886 shares, with the value per share calculated based on the specified calculation method;

3) Make the payment for purchase of shares in MTFH from the existing shareholders who are KBank's connected persons, in total of 5,703,800 shares, with the value per share calculated based on the specified calculation method.

The purchased price of shares and the value per share has the details of calculation method as described in clause 2.1 of this Information Memorandum. However, the purchase price of MTFH shares which KBank will acquire can be further adjusted, subject to the results of the due diligence and any relevant negotiations, including the effect of book value's adjustment of MTB on 31 March 2009 and the adjustment of cash value, assets, and liabilities of MTFH at the date of entering into the transaction.

In addition to the purchase of additional ordinary shares in MTFH, KBank will make the payment for the shares issued by the Holding Company 2 which will be established. In this regard, KBank will hold no more than 10% of the issued shares in the Holding Company 2.

In relation to valuation method of the purchased shares in MTFH, KBank evaluates the purchased share value of MTFH by calculation of the investment mainly in MTL, MTI and MTB, including cash and other investments as per the company's structure at the date of purchasing shares. The approximate purchased share value which is disclosed herewith can be adjusted subject to the results of the due diligence and any relevant negotiations, including the effect of book value's adjustment of MTB and the adjustment of cash value, assets, and liabilities of MTFH at the date of entering into the transaction.

Shareholders' Structure

Before and After Transaction

Shareholding Structure Before Transaction


Person in Group A
KBank Plc.
Swiss Re
Fortis
65.05%
10.0%
4.95%
20.0%
MTFH
6.0%
25.2%
75.0%
53.7%
2.0%
98.0%
100.0%
MTI Plc.
MTL
MTB
MTGS
10.0%
25.0%
MTR
PL Plc.

Person in group A is connected person 43.96% and non-connected person 21.09% of MTFH's shareholding before transaction.

(Please see the details of person in group A. in appendix A and details of each companies under MTFH clause 2.2 Summary Information of KBANK, MTFH, MTL and MTI and appendix B)

Shareholding Structure After Transaction


KBank Plc.
Original Shareholders
(Not Kbank)
51.0%
49.0%
MTFH
Fortis 25.0%
6.0%
25.2%
75.0%
98.0%
MTI Plc.
MTL
MTB
Fortis 10.0%

In addition, since MTFH's primary business is the holding of shares in other companies (a Holding Company), the abovementioned KBank's acquisition of additional ordinary shares in MTFH will require an adjustment in MTFH's shareholding structure in the companies which MTFH invests in. In consideration of the said shareholding structure, adjustment is required for MTFH' shareholdings in MTR , PL and MTGS to ensure that the share acquisition is aligned with the connected laws and regulations, including those of the Bank of Thailand. Therefore, there will be an adjustment on such shareholding structure before the acquisition of additional ordinary shares in MTFH. In this regard, a new company will be incorporated Holding Company 2, in which KBank will subscribe for, or invest in, no more than 10% of the Holding Company 2's total issued shares, while Fortis and the persons in Group A (according to appendix A in the report) will hold the majority of the shares, and MTFH will subsequently sell all of its shares held in the three companies mentioned above to the Holding Company 2.


Persons in Group A.
KBank Plc.
Fortis
Up to 10%
MTFH 2
100.0%
53.7%
2.0%
MTGS
MTR
PL Plc.

Features of the securities

Existing Shares and New ordinary shares in MTFH and the Holding Company 2 which is to be the newly established company

Details of Assets and conclusion of MTFH and companies under MTFH are followed.

1) The transaction assets are the ordinary shares in MTFH and the Holding Company 2, which is to be the newly established company.

2) MTFH was registered on 11 August 1999, with a paid-up registered capital of Baht 420,000,000. Its major business operations consist of the life insurance and non-life insurance businesses, via investment in the group of companies in the form of a holding company. Its major source of revenue comes from dividends in the companies it invests in.

As of 31 December 2008, MTFH holds shares in the following companies:

Order	Company Name	Number of stock	% of holding
1.	MTI	14,867,850	25.20
2.	MTL	749,994	75.00
3.	MTR	257,396,094	53.69
4.	PL	8,900,000	1.99
5.	MTB	19,600	98.00
6.	MTGS	29,993	99.98

Note: Details of companies order 4-6 are in appendix

Condition Precedent

The key processes to be executed after the Board of Directors' approval no.2/2009 can be concluded as follows:

1) Develop the Memorandum of Understanding ("MOU") to be used as a preliminary reference to draft the Share Purchase Agreement and/or other agreements which may be necessary or connected to the share acquisition, the management and operation of the business; and negotiating and doing any other acts connected the share purchase agreement, or other necessary or connected agreements.

   Submission for approval or waiver and other connected procedures that are connected to or necessary for the acquisition of the shares, from governmental agencies, organizations, or connected governmental entities, including the Bank of Thailand (the "BOT"), the Office of the Securities and Exchange Commission (the "SEC") and the Office of Insurance Commission (the "OIC"); and obtain approval from the shareholders meeting.

   After the above approval has been obtained; and other condition precedents or connected conditions are completed, or there has been a waiver of any of the conditions, the investment shall be made in Holding 2, as well as the subscription for or the purchasing of additional ordinary shares in MTFH.

2) The acquisition of additional ordinary shares in MTFH and other necessary and/or related processes to complete the transaction (the "Share Acquisition") will proceed when the conditions precedent or conditions related to the Share Acquisition are completed, or KBank forfeits its rights in any condition as the Board of Directors, the President, or other persons that the Board of Directors or such persons have authorized, deems it appropriate to do so. The conditions include, but are not limited to:

   - The shareholders meeting approving the share acquisition in MTFH, including the Connected Transaction.

- The share acquisition is approved, or waived under the connected or necessary laws or regulations issued by government agencies, organizations, or connected government entities including the BOT, the SEC and the OIC. Whereas the approval or waiver is still in effect.
- All concerned parties have obtained all approvals and permissions that are necessary or related to the share acquisition and other relevant actions.

3) After the transaction has been completed, KBank will hold approximately 51% of the total issued shares in MTFH while the original shareholders who are not KBank will hold approximately 49% of the total issued shares in MTFH. In this regard, the original shareholders who are the connected persons will have shareholding in MTFH, after the share acquisition, in the proportion of 24.41%.

<u>Related person</u>

The connected transactions relating to the acquisition of MTFH's ordinary shares by KBank are as follows:

1) The subscription or purchase of the ordinary shares arising from capital increase of MTFH, including the amount not being subscribed by the existing shareholders of MTFH in total of 3,865,949 shares, with par value of Baht 10.00 per share. The value per share is calculated based on the specified calculation method (details of which are stipulated in clause 2.1 of this Information Memorandum). MTFH is a connected person due to it has the connected persons of KBANK holding shares and having control power in MTFH. The details are as follows:

Connected Persons as Shareholders of MTFH	Percentage of share held in MTFH	Relationship with KBank	Shareholding Proportion in KBank as of 11 September 2008
Phatra Samphant Co., Ltd.	9.50%	Mr. Banyong Lamsam, the Chairman, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO), and their relatives hold shares together more than 20% of the total issued shares of this company	0.23%
Mr. Pairote Lamsam	7.09%	Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP)	0.09%
Mr. Banyong Lamsam	4.80%	Chairman	0.13%
The estate administrator of Mr. Bancha Lamsam	3.57%	Thanpuying Sam-aungvarn Lamsam, mother of CEO, is the estate administrator	-
Ms. Sumuntana Mokkhavesa	2.83%	Sibling of Ms. Sujitpan Lamsam who is a director	0.01%
Aran Ordinary Partnership	2.71%	Relative of Ms. Sujitpan Lamsam, who is a director, is a partner of this Ordinary Partnership	0.15%
Traisith, Group of Persons	2.71%	Relative of Ms. Sujitpan Lamsam, who is a director, is a partner of this Group of Person	0.13%
Ms. Supanya Lamsam	2.71%	Sibling of Ms. Sujitpan Lamsam who is a director	0.15%
Ms. Rujiraporn Wanglee	2.71%	Sibling of Ms. Sujitpan Lamsam who is	0.18%

Connected Persons as Shareholders of MTFH	Percentage of share held in MTFH	Relationship with KBank	Shareholding Proportion in KBank as of 11 September 2008
		a director	
Mr. Yutti Lamsam	1.55%	Sibling of Mr. Banyong Lamsam, who is the Chairman	0.01%
Thanpuying Sam-aungvam Lamsam	1.19%	Mother of Mr. Banthoon Lamsam who is the CEO	0.25%
Mr. Banthoon Lamsam	0.44%	Chief Executive Officer	-
Ms. Supawan Panyarachun	0.44%	Sibling of Mr. Banthoon Lamsam who is the CEO	0.09%
Ms. Chuchitr Sibunruang	0.43%	Sibling of Mr. Banyong Lamsam who is the Chairman	-
Prutthithada Co., Ltd.	0.38%	Mr. Krisada Lamsam, EVP and his relatives hold shares together more than 30% of the total issued shares of this company	0.02%
Khunying Chatchanee Chatikavanij	0.35%	Sibling of Mr. Banyong Lamsam who is the Chairman	-
Nithi Thamrong Co., Ltd.	0.30%	Mr. Banthoon Lamsam, the CEO , and his relatives hold shares together more than 30% of the total issued shares of this company	0.03%
Ms. Chanatip Chutrakul	0.14%	Sibling of Mr. Banyong Lamsam who is the Chairman	-
Pol. Gen. Pow Sarasin	0.12%	Vice Chairman	0.01%
Total direct and indirect connected persons	43.96%		

Connected persons who are MTFH directors are as follows:

Connected Persons and/or Persons who may have a Conflict of Interest as an MTFH Director	Relationship with KBank's Director	Shareholding Proportion in KBank as of 11 September 2008
Mr. Yutti Lamsam	Sibling of Mr. Banyong Lamsam who is the Chairman	0.01%
Mrs. Sujitpan Lamsam	Director	-

2) The purchase of MTFH's shares from the existing shareholders who are KBank's connected persons, in total of 5,703,800 shares, with the value per share calculated based on the specified calculation method. The details are as follows:

Connected Persons	Number of shares sold	Relationship with KBank	Shareholding Proportion in KBank as of 11 September 2008
The estate administrator of Mr. Bancha Lamsam	463,166	Thanpuying Sam-aungvarn Lamsam, mother of CEO , is the estate administrator	-
Phatra Samphant Co., Ltd.	1,232,515	Mr. Banyong Lamsam, the Chairman, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO), and their relatives hold shares together more than 20% of the total issued shares of this company	0.23%
Nithi Thamrong Co., Ltd.	38,922	Mr. Banthoon Lamsam, the CEO, and his relatives hold shares together more than 30% of the total issued shares of this company	0.03%
Prutthithada Co., Ltd.	49,301	Mr. Krisada Lamsam, EVP and his relatives hold shares together more than 30% of the total issued shares of this company	0.02%
Ms. Chanatip Chutrakul	18,163	Sibling of Mr. Banyong Lamsam who is the Chairman	-
Aran Ordinary Partnership	350,992	Relative of Ms. Sujitpan Lamsam, who is a director, is a partner of this Ordinary Partnership	0.15%
Traisith, Group of Persons	351,826	Relative of Ms. Sujitpan Lamsam, who is a director, is a partner of this Group of Person	0.13%
Mr. Pairote Lamsam	920,001	Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP)	0.09%
Mr. Banyong Lamsam	622,744	Chairman	0.13%
Ms. Supanya Lamsam	351,595	Sibling of Ms. Sujitpan Lamsam who is a director	0.15%
Mr. Banthoon Lamsam	56,825	Chief Executive Officer	-
Thanpuying Sam-aungvarn Lamsam	154,908	Mother of Mr. Banthoon Lamsam who is the CEO	0.25%
Pol. Gen. Pow Sarasin	15,569	Vice Chairman	0.01%
Khunying Chatchanee Chatikavanij	45,408	Sibling of Mr. Banyong Lamsam who is the Chairman	-
Ms. Supawan Panyarachun	56,825	Sibling of Mr. Banthoon Lamsam who is the CEO	0.09%

Connected Persons	Number of shares sold	Relationship with KBank	Shareholding Proportion in KBank as of 11 September 2008
Ms. Chuchitr Sibunruang	55,787	Sibling of Mr. Banyong Lamsam who is the Chairman	-
Ms. Sumuntana Mokkhavesa	367,426	Sibling of Ms. Sujitpan Lamsam who is a director	0.01%
Ms. Rujiraporn Wanglee	350,992	Sibling of Ms. Sujitpan Lamsam who is a director	0.18%
Mr. Yutti Lamsam	200,835	Sibling of Mr. Banyong Lamsam, who is the Chairman	0.01%
Total direct and indirect connected persons	**5,703,800**		

Nevertheless, the price of MTFH's shares, which KBank is to purchase, may be readjusted depending on the results of the Due Diligence investigation and the relevant negotiations, as well as the readjustment from the effects of the variations of MTB's book value as of 31 March 2009; and the variations in MTFH's cash, assets and liabilities at the closing date of the transaction.

2. The reasonableness and the benefits of the transaction.

2.1 <u>The objective and necessity of the transaction</u>

To expand KBank's scope of business to the life assurance business, which is aligned with the KBank strategic direction focusing on providing a full-range of complete services to meet customer's needs, increasing fee-based income, enabling greater flexibility in business supervision and management, and maximizing Kbank's benefits in the Bancassurance business by gaining additional economic interest from investment and distribution, other than commission.

2.2 Summary Information of KBANK, MTFH, MTL and MTI

1) **KASIKORNBANK PUBLIC COMPANY LIMITED ("KBank")**'s principal activity is commercial banking. The scope of businesses covers all banking business as permitted by the Financial Institution Business Act and related notification. In addition, KBank also conducts other businesses permitted by government agencies, such as financial advisory services, and debt instrument business.

To enhance our competitiveness and maintain our leadership in banking business amid steadily intensifying competition, KASIKORNBANKGROUP works to respond to the diverse needs of each customer segment. One of our latest efforts to reach all customers is presented with our "K Now": a new dimension of knowledge that goes beyond financial services, embodying a business philosophy best expressed by the phrase, "KASIKORNBANKGROUP: A People to Simplify Your Life."

K COMPANIES (KASIKORNBANK's subsidiaries) consisted of:

1. **KASIKORN FACTORING CO., LTD.** The company's main businesses are factoring, financial leases, operating leases, and hire purchases. KBank holds 99.99% in this company.
2. **KASIKORN ASSET MANAGEMENT CO., LTD.** The company's main business is assets and funds management. KBank holds 99.99% in this company.
3. **KASIKORN RESEARCH CENTER CO., LTD.** The company's main business is to support KBank with research work and public relations. KBank holds 99.99% in this company.

4. **KASIKORN SECURITIES PCL.** The company's main businesses are securities and investment banking. Kbank holds 99.99% in this company.
5. **KASIKORN LEASING CO., LTD.** The company's main businesses are leasing and hire purchases. KBank holds 99.99% in this company.

List of KASIKORNBANK's Shareholders, as of 11 September 2008

No.	Name	No of Shares (Share)	Shareholding Percentage
1.	Thai NVDR Co., Ltd.	239,326,019	10.00
2.	State Street Bank and Trust company	167,286,276	6.99
3.	Chase Nominees Limited 42	103,143,381	4.31
4.	HSBC (Singapore) Nominees Pte Ltd.	69,925,840	2.92
5.	The Stock Exchange of Thailand	68,050,790	2.84
6.	Nortrust Nominees Ltd.	56,054,610	2.34
7.	State Street Bank and Trust Company for Australia	37,841,200	1.58
8.	Mellon Bank, N.A.	37,247,822	1.56
9.	N.C.B. Trust Limited-RBS As Dep for Fs	35,816,400	1.50
10.	Chase Nominees Limited 1	34,315,461	1.43
11.	Others	1,544,252,394	64.53
	Total	2,393,260,193	100.00

List of KASIKORNBANK's Directors, as of 16 February 2009

No.	Name	Position
1.	Mr. Banyong Lamsam	Chairman
2.	Pol. Gen. Pow Sarasin	Vice Chairman
3.	Mr. Banthoon Lamsam	Chief Executive Officer
4.	Mr. Prasarn Trairatvorakul	President
5.	Mr. Sukri Kaocharern	Director
6.	M.R. Yongswasdi Kridakon	Director
7.	Ms. Sujitpan Lamsam	Director
8.	Mr. Abhijai Chandrasen	Director
9.	M.R. Sarisdiguna Kitiyakara	Independent Director and Chairman of the Audit Committee
10.	Mr. Somchai Bulsook	Independent Director and Member of the Audit Committee
11.	Kunying Suchada Kiranandana	Independent Director and Member of the Audit Committee
12.	Ms. Elizabeth Sam	Independent Director and Member of the Audit Committee
13.	Mr. Yongyuth Yuthavong	Independent Director
14.	Mr. Chaisak Saeng-Xuto	Independent Director
15.	Mr. Schwin Dhammanungune	Independent Director
16.	Mr. Pairash Thajchayapong	Independent Director
17.	Mr. Hiroshi Ota	Independent Director

List of KASIKORNBANK's Management, as of 16 February 2009

No.	Name	Positions
1.	Mr. Banthoon Lamsam	Chief Executive Officer
2.	Mr. Prasarn Trairatvorakul	President
3.	Ms. Piengchai Pookakupt	Senior Executive Vice President
4.	Mr. Somkiat Sirichatchai	Executive Vice President
5.	Mr. Predee Daochai	Executive Vice President
6.	Mr. Teeranun Srihong	Executive Vice President
7.	Mr. Sasawat Virapriya	Executive Vice President
8.	Mr. Krisada Lamsam	Executive Vice President
9.	Mr. Pakorn Partanapat	Executive Vice President

KBANK has an operating performance as follows;

Unit: Million Baht

	2006	% of changes	2007	% of changes	9M2008	% of changes[(1)]
Total Assets	935,508.75	11.73	994,517.78	6.31	1,303,554.49	31.07
Total Liabilities	847,270.43	11.60	894,522.44	5.58	1,189,891.90	33.02
Total Shareholders' Equity	88,238.32	12.96	99,995.34	13.32	113,662.59	13.67
Total Revenues	51,809.75	36.11	55,516.36	7.15	60,129.96	8.31
Net Profits	13,664.04	-1.91	15,004.88	9.81	15,333.27	2.19

Sources: Financial Statement of the Company

2) MTFH

MTFH was established on August 11, 1999 with an initial registered capital of Baht 420 Million. MTFH's main business is investing in Life Insurance business and Insurance business as a holding company. The main stream of cash flows is coming from dividends of invested companies.

MTFH's Shareholders as of April 10, 2008 are as follows;

Shareholders	Number of Shares (Shares)	% Shares
1. Fortis Insurance International N.V.	8,400,000	20.0
2. KASIKORNBANK Public Company Limited	4,200,000	10.0
3. Phatra Samphat Company Limited	3,990,000	9.5
4. Mr. Pairote Lamsam	2,978,304	7.1
5. Mr. Photipong Lamsam	2,891,728	6.9
6. Swiss Reinsurance Company Ltd.	2,079,000	5.0
7. Mr. Banyong Lamsam	2,016,000	4.8
8. Estate of Mr. Bancha Lamsam	1,499,400	3.6
9. Ms. Sumuntana Mokkhavesa	1,189,462	2.8
10. Traisith Unregistered Partnership	1,138,962	2.7
11. Minor Shareholders	20,017,144	27.6
Total	**42,000,000**	**100.0**

Source: List of Shareholders

MTFH's Board of Directors as of 21 November 2008 is as follows;

Name	Position	Representative of
1. Mr. Photipong Lamsam	Chairman	Lamsam
2. Mr. Yutti Lamsam	Director	Lamsam
3. Mr. Poomchai Lamsam	Director	Lamsam
4. Ms. Nualphan Lamsam	Director	Lamsam
5. Ms. Sujitpan Lamsam	Director	Lamsam
6. Mr. Sara Lamsam	Chief Executive Officer	Lamsam/Management
7. Ms. Pakineenard Tiyachate	Director	Management
8. Pol. Gen. Pornsak Durongkavibulya	Director	Independent Director
9. Mr. Damis Jacobus Ziengs	Director	FORTIS
10. Mr. Jozef Germain De Mey	Director	FORTIS

Source: Company Internal Data

MTFH has an operating performance as follows;

Unit: Million Baht

	2006	% of changes	2007	% of changes	9M2008	% of changes[1]
Total Assets	550.77	N/A	585.76	6.35	655.29	11.87
Total Liabilities	1.2	N/A	0.37	-69.17	2.61	605.41
Total Shareholders' Equity	549.57	N/A	585.39	6.52	652.67	11.49
Total Revenues	93.29	N/A	103.73	11.19	155.75	51.35
Net Profits	88.12	N/A	98.82	12.14	151.18	52.00

Note: (1) Changes in Total assets, Total Liabilities and Total Shareholders' Equity in 2008 are compared to in 2007, and Total Revenues and Net Profits are compared to the same period which is 9 months.

Sources: Financial Statement of the Company

3) MTL

MTL was established on February 1, 1951. MTL has a registered office at 250 Ratchadapisek rd, Hua Kwang, Bangkok and, as of October 30, 2008, has a registered capital of Baht 100 Million with a par value of Baht 100 per share. MTL's core business is life insurance services which have many varieties of products such as annual insurance, accumulated salaries, group insurance, and personal accident insurance. The shareholders and Board of Directors of MTL are below:

MTL's Shareholders as of October 30, 2008 are as follows;

Shareholders	Number of Shares (Shares)	% Shares
1. Muang Thai Fortis Holding Company Limited	749,994	75
2. Fortis Insurance International N.V.	249,999	25
3. Minor Shareholders	7	-
Total	**1,000,000**	**100**

Source: List of Shareholders

MTL's Board of Directors as of 14 January 2009 is as follows;

Shareholders	Position	Representative of
1. Mr. Photipong Lamsam	Chairman	Lamsam
2. Mr. Yutti Lamsam	The Chair of the advisory board	Lamsam
3. Ms. Sujitpan Lamsam	Director	Lamsam
4. Mr. Poomchai Lamsam	Chief Executive Officer	Lamsam/Management
5. Mr. Sara Lamsam	Managing Director	Lamsam/Management
6. Ms. Pakineenard Tiyachate	Director	Management
7. Mr. Ampol Polohakul	Director	KBANK
8. Mr. Pakorn Partanapat	Director	KBANK
9. Mr. Damis Jacobus Ziengs	Director	FORTIS
10. Mr. Jan Arend Wes	Director	FORTIS
11. Mr. Martin Nanno Kok	Director	FORTIS
12. Mr. Suebtrakul Soonthornthum	Director	Independent Director
13. Mr. Pisit Leeahtam	Director	Independent Director
14. Mr. Somboon Prasitjutrakul	Director	Independent Director
15. Ms. Charuwarn Vanasin	Director	Independent Director

MTL has an operating performance as follows.

Unit: Million Baht

	2006	% of changes	2007	% of changes	9M2008	% of changes[1]
Total Assets	38,005.97	N/A	47,606.05	25.26	54,335.91	14.14
Total Liabilities	33,377.26	N/A	41,522.66	24.40	48,795.95	17.52
Total Shareholders' Equity	4,628.71	N/A	6,083.39	31.43	5,539.96	-8.9
Total Revenues	11,690.73	N/A	16,237.56	38.89	14,650.97	21.73
Net Profits	824.18	N/A	1,091.22	32.40	906.05	-8.87

Note: (1) Changes in Total assets, Total Liabilities and Total Shareholders' Equity in 2008 are compared to in 2007, and Total Revenues and Net Profits are compared to the same period which is 9 months.

Sources: www.bol.co.th, Financial Statement of the Company

Muang Thai Life Assurance Company Limited

Balance Sheet

	30-Sep-51	31-Dec-50
	UnAudited but reviewed	Audited
		Unit : Baht
Assets		
Investments in securities	46,067,667,495	40,089,774,180
Loans - net	3,865,372,497	3,579,924,708
Other investments	13,248,846	10,848,809
Cash and deposits at financial institutions	934,574,119	858,216,771
Premises and equipment - net	1,083,457,184	919,015,563
Premiums due and uncollected -net	993,189,720	831,799,340
Amounts due from reinsurers	559,618	517,090
Accrued investments income - net	742,643,744	706,468,253
Other Assets	635,192,335	609,484,071
Total assets	**54,335,905,558**	**47,606,048,785**
Liabilities and shareholders' equity		
Liabilities		
Life policy reserve	46,579,766,532	39,412,636,687
Unpaid policy benefits	157,635,053	135,897,520
Amount due to reinsurers	108,562,970	70,127,480
Due to insured	538,272,167	517,804,587
Retirement benefit reserve	148,518,397	132,889,375
Other liabilities	1,263,195,281	1,253,306,903
Total Liabilities	**48,795,950,400**	**41,522,662,552**
Shareholders' equity		
Share Capital		
370,598 ordinary shares of Baht 100 each	37,059,800	37,059,800
Share premium	1,251,938,311	1,251,938,311
Surplus from change in the value of investments	151,748,098	1,397,396,572
Retained earnings	4,099,214,949	3,396,991,550
Total shareholders' equity	**5,539,961,158**	**6,083,386,233**
Total liabilities and shareholders' equity	**54,335,911,558**	**47,606,048,785**
Off-balance sheet item - commitments		
Commitments	42,937,098	37,575,811

Muang Thai Life Assurance Company Limited
Income Statement
For the nine-month periods ended 30 September 2008 and 2007

		Unit : Baht
	30-Sep-08	**30-Sep -07**
	UnAudited but reviewed	**UnAudited but reviewed**
Revenues		
Net premium written	12,596,938,000	9,955,690,969
Net investments income	1,913,685,434	1,531,271,308
Gain on investments in securities	117,732,446	415,834,000
Unrealized gain (loss) from investments insecurities	(5,107,068)	107,264,189
Other income	27,719,365	25,187,825
Total revenues	14,650,968,177	12,035,248,291
Expenses		
Underwriting expenses	12,087,609,610	9,586,470,369
Operating expenses	1,178,722,616	983,489,551
Impairment of property foreclosed (Reversal)	(14,893,054)	(4,113,017)
Total expenses	13,251,439,172	10,565,846,903
Income before income tax	1,399,529,005	1,469,401,388
Corporate income tax	(493,476,706)	(475,144,037)
Net Income for the period	906,052,299	994,257,351

Management Discussion and Analysis of MTL

Total assets of MTL as of December 31, 2007 and September 30, 2008 were totaled Baht 47,606.05 Million and Baht 54,335.91 Million, respectively, increasing Baht 6,729.86 Million or 14.14%. The increasing of total assets came from an increase in investment in securities, the largest component which is approximately 85 percent of MTL's Total assets. As of September 30, 2008, investment in securities of MTL increased Baht 5,977.9 Million compared to December 2007 because of higher investment in fixed income securities.

As for liabilities and shareholders' equity of MTL, MTL has Life Policy reserves increasing Baht 7,167.13 Million. This is because an expansion in Life Insurance business of MTL in 2008. Nevertheless, in September 2008, the surplus from change in the value of investments decreased significantly Baht 1,245.65 Million compared to December 2007 as a result of the plummet in the value of securities and unit trusts in 2008.

For the changes in revenues and expenses, Total revenues of MTL in 2008 increased Baht 2,615.72 Million or 21.74%. The increasing in 2008 was due to Net premium written which growing continuously from bancassurance which MTL have coordinated with KBANK. Net premium written from Bancassurance in 2006 and 2007 was approximately 28.02% and 40.4%, respectively, compared to Net premium written in each year. Growth in 2006 and 2007 of MTL Bancassurance was 72.84 and 97.44, and in 2008 MTL internal data showed that the portion of Bancassurance has increased to 47.29% and the growth was equal to 46.97% in 2008. As for net premium written from agent, in 2006 and 2007, the portion was equal to 66.41% and 54.89% compared to Net premium written in each year whereas the growth was equal to 9.52% and 13.17%, respectively. In 2008, the portion of net premium written from agent was equal to 47.93% and the growth was equal to 9.64%. Still, the effect from financial crisis caused securities values dropped strongly in 2008 affected MTL's portfolio. Therefore, MTL had an unrealized loss from investments in securities equaled to Baht 5.11 Million compared to the same period of the previous year which had Baht 107.26 Million.

Expenses of MTL in the nine-month period of 2008 compared to the same period of the previous year were increased Baht 2,685.59 Million due to an increase in underwriting expenses as a result of stricter life reserves policy and the increases in commission and operating expenses of MTL. Since the increases in expenses in this

period was greater than the increases in revenues, the net profit in the nine-month period of 2008 compared to 2007 were decreased Baht 88.21 Million.

Historical Dividend Payment of MTL

Unit: Million Baht

	2005	2006	2007
Profits from MTL	647.97	824.18	1,091.22
Dividends Payment of MTL	37.06	111.18	129.71
Dividends Payout ratio of MTL	N/A	17.16%	15.74%
Dividend per share (Baht per share)	100.00	300.00	350.00

4) MTI

MTI was established on June 20, 2008 by the amalgamation between Phatra Insurance Public Company Limited and Muang Thai Insurance Company Limited. The Company's main business is insurance services such as Auto Insurance, Fire Insurance, Business Interruption Insurance, Marine Cargo Insurance, and Miscellaneous Insurance. MTI has a registered office at 252 Ratchadapisek rd, Hua Kwang, Bangkok and, as of June 20, 2008, has a registered capital of Baht 590 Million with a par value of Baht 10 per share. The shareholders and Board of Directors of MTI are below:

MTI's Shareholders as of June 20, 2008 are as follows;

Shareholders		Number of Shares (Shares)	% Shares
1.	Muang Thai Fortis Holding Company Limited	14,867,850	25.2
2.	Lamsam Family	9,106,956	15.4
3.	Fortis Insurance International N.V.	5,907,193	10.0
4.	KASIKORNBANK Public Company Limited	3,525,840	6.0
5.	Loxley Public Company Limited	3,197,937	5.4
6.	Smithithada Company Limited	1,070,508	1.8
7.	Somers (U.K.) Limited	979,400	1.7
8.	Wanglee Family	926,704	1.6
9.	Krungthai Panich Insurance Co., Limited	894,192	1.5
10.	Phatra Samphat Company Limited	881,460	1.5
11.	Minor Shareholders	17,641,960	29.9
	Total	**59,000,000**	**100.0**

Source: Company Internal Data

MTI's Board of Directors as of 18 December 2008 is as follows;

1.	Mr. Photipong Lamsam	Chairman
2.	Mr. Yutti Lamsam	Vice Chairman
3.	Mr. Poomchai Lamsam	Vice Chairman
4.	Ms. Kritiya Lamsam	President
5.	Ms. Nualphan Lamsam	President
6.	Ms. Sujitpan Lamsam	Director
7.	Mr. Sara Lamsam	Director
8.	Mr. Pakorn Partanapat	Director
9.	Mr. Isara Wongrung	Director
10.	Mr. Damis Jacobus Ziengs	Director
11.	Mr. Gary Lee Christ	Director

12. Mr. Jane Arend Wes	Director
13. Mr. Olan Viravan	Independent Director / Chairman of Audit Committee
14. Mr.Poonpipat Aungurigul	Independent Director / Audit Committee
15. Mr. Banyong Pongpanich	Independent Director / Audit Committee

Source: Article of affidavit as of June 20, 2008 and SETSMART

MTI(1) has an operating performance as follows.

Unit: Million Baht

	2006 (2)	% of changes	2007 (2)	% of changes	2008 (2)	% of changes
Total Assets	6,699.49	N/A	6,569.78	-1.94	6,255.22	-4.79
Total Liabilities	3,220.33	N/A	2,823.56	-12.32	2,931.06	3.81
Total Shareholders' Equity	6,699.49	N/A	6,569.78	-1.94	3,324.16	-49.40
Total Revenues	2,517.05	N/A	2,706.36	10.03	2,969.92	9.74
Net Profits	289.18	N/A	310.36	7.32	51.06	-83.55

Note: (1) *Muang Thai Insurance Company Limited and Phatra Insurance Public Company Limited amalgamated in 20 June 2008*

(2) *Pro forma Financial Statement*

Sources: *Financial Statement of the Company*

MTI has dividend policy as follow;

The Board of Directors may consider to pay the Company's Annual Dividend which must obtain the approval from the Company's Shareholders' Meeting. Apart from that, the Board of Directors may consider to pay Interim Dividend occasionally and report to the Shareholders' Meeting as prescribed by law. The Board of Directors has the policy to pay annual dividend to the Shareholders but such dividend payment must be subject to the Company's profits, investment plan, related laws, and the related important business consideration.

Movement of prices and important financial data of MTI in the Stock Exchanges of Thailand (SET) are as follows;

	As of 13 February 2009	**Maximum (52 weeks)**	**Minimum (52 weeks)**	**Average (52 weeks)**
Price	37.00	83.00	30.00	49.20
P/E	12.42	43.83	-	21.78
P/BV	0.64	1.29	-	0.79
Average Volume (Shares)	1,800.00	57,900.00	100.00	4,670.00

Source: SETSMART

The analysis of financial status and performance of MTI

After considering the pro-forma statement of MTI (internal statement) for the period of Jan 1, 2008 to Dec 31, 2008.,MTI has the net profit of Baht 56.79 Million which reduces from Baht 253.57 Million or equivalent to 81.70 % . Comparing the pro-froma statement (internal statement) with 2007, the conclusion of the changing is followed.

1) Profit from insurance increased from Baht 197.97 Million. The revenue from insurance increased to Baht 607.96 Million (as a result of total premium received was increased Baht 502.48 Million and the life insurance reserve which is not counted as revenue was reduced in amount of Baht 138.55 Million from 2007). In the meantime, the expense from insurance increased Baht 410 Million

2) Profit from investment reduced in amount of Baht 331.39 Million from the reason listed below

    2.1 Loss from selling securities increased from the last year in amount of Baht 209.40 Million, (This year had a net loss of Baht 115.82 Million while last year had a net profit of Baht 93.59 Million)

    2.2 Net unrealized Profit (Loss) from changing value of investment including the conversion of loss from impairment of net investment this year in amount of Baht 80.72 Million while last year the profit was Baht 40.21 Million, net amount reduce to Baht 120.93 Million

3) Operating expense increased Baht 101.71 Million. This included the expense from merger in amount of Baht 76 Million.

4) Corporate income tax in amount of Baht 108.19 Million which composed of Baht 79 Million as a result of announcement of tax rate reduction according to the Royal Decree no. 475 B.E. 2551 which is enforced on Aug 7, 2008. As mentioned, this amount is an incremental corporate tax in 2008.

From above, the net profit before tax is reduced Baht 247.95 Million and net profit decreased Baht 253.57 Million or equivalent to 60.02 % and 81.70% respectively.

Historical Dividend Payment of MTI

Unit: Million Baht

	2005	2006	2007
Profits from MTI (pro forma)	N/A	289.18	310.36
Dividends Payment of (combined dividends paid by PHA and Muang Thai Insurance Co., Ltd.)	185.00	215.00	190.00*
Dividends Payout ratio of MTI	N/A	N/A	65.70%

**Not including extra dividend payment of Phatra Insurance Public Company Limited paid to investors before the amalgamation Baht 1,000 Million*

2.3 Industrial condition of life insurance business and non-life insurance

2.3.1 Industrial condition of life insurance business

Presently there are 23 life Insurance companies in Thailand (excluded of Saha Life Insurance Ltd.) with net premium received and growth rate during 2006-2008 as follow:

Table shows the net premium insurance during 2006 – 2008

Unit: Million

Item	2006		2007		2008	
	Amount	Growth (%)	Amount	Growth (%)	Amount	Growth (%)
First Year Premium	33,207	7.5	43,974	32.4	44,733	1.7
Renewal Premium	131,066	8.5	140,178	7.0	153,232	9.3
Single Premium	9,019	(40.3)	18,358	103.5	24,006	30.8
Total Net Premium	**173,292**	**3.9**	**202,510**	**16.9**	**221,970**	**9.6**

Source: www.tlaa.org

From the table, it is noted that the total premium of life insurance in 2008 was about Baht 221,970 million or an equivalent to 9.6% gross premium growth as compared to the same period last year, or about 1.7% growth of new insured premium. While the growth rate of net income from premium in the next year will be 9.3% and the growth rate of Single Premiums will be 30.8%

Major reasons that contributed to insurance being one of the business that has maintained its growth rate are followed:

- The current recession prompts more people to resort to various form of savings, namely bank saving, investments in various funds and purchases of life insurance.
- Lower commercial banks' interest rate causes people to consider other options for instance purchasing life insurance that provide protection as well as offer higher returns than bank saving.
- The government policy, through the Revenue Department, allowed all insured to deduct their annual premium, according to what was actually paid, from an insurance policy that covers more than 10 years as expense when calculating their annual income tax, however, not more than Baht 100,000. This resulted in people, including those former insured, to purchase more insurance.
- Increase distribution channels. For instance, selling life insurance through Bancassurance, telemarketing, through organizations or even through department stores like Tesco Lotus. This is unlike in the past that only focus on selling life insurance through insurance agents.

When considering the market shares of the top 10 insurance companies in Thailand, it can be categorized , according to gross premium received during 2006-2008, as in the tables below:

Unit: Million

Company	2006		2007		2008	
	Amount	Market Share (%)	Amount	Market Share (%)	Amount	Market Share (%)
1. American International Assurance Plc.	72,682	41.9	78,820	38.9	83,289	37.5
2. Thai Life Insurance Co., Ltd	24,348	14.1	30,753	15.2	32,246	14.5
3. Muang Thai Life Assurance Co., Ltd.	**10,001**	**5.8**	**13,693**	**6.8**	**17,243**	**7.8**
4. Siam Commercial New york Life Insurance Public Co., Ltd.	10,001	5.8	12,157	6.0	15,101	6.8
5. Bangkok Life Assurance Public Co.,Ltd	10,433	6.0	12,399	6.1	15,007	6.8
6. Ayudhya Allianz C.P. Life Public Company Limited	18,434	10.6	19,237	9.5	14,558	6.6
7. Ocean Life Insurance Co., Ltd.	8,814	5.1	9,284	4.6	9,878.9	4.5
8. Krungthai-Axa Life Insurance Co.,Ltd	3,610	2.1	5,814	2.9	9,052.4	4.1
9. ING Life Assurance Co., Ltd	3,538	2.0	4,826	2.4	6,201	2.8
10. Thanachart Life Assurance Co., Ltd.	1,332	0.8	3,365	1.7	4,936	2.2
Total Top 10	**163,193**	**94.2**	**190,348**	**94.1**	**207,512.3**	**93.6**
Total Life Insurance	**173,292**	**100.0**	**202,510**	**100.0**	**221,970**	**100.0**

Source: 1www.tlaa.org.

From the table, it is shown that the top 10 insurance companies, out of all 23 companies (excluded Saha Life Insurance Co., Ltd.), hold more than 90% market shares. In 2008 American International Assurance, the leading insurance company in Thailand, held a market share of as high as 37.5% with total income from premium at Baht 83,289 million while MTL had about 7.8% market shares with total premium income of Baht 17, 243 million, the third highest market share of all 23 companies (excluded Saha Life Insurance Co., Ltd.)

Presently there are various channels for life insurance business distribution, such as, selling through agents, selling through bancassurance, telemarketing and other distribution channels. The market shares of direct premium and premium received in the first year through various channels can be shown according to the below tables:

The table shows market shares of total premium according to distribution channels:

Unit: % of Total Premium

Channel	2006	2007	2008 (Jan - Sep)
Agent	82.8	83.5	78.6
Bancassurance	**10.8**	**12.3**	**16.2**
Telemarketing	2.2	1.8	2.4
Others	4.2	2.4	2.8
Total Premium	**100.0**	**100.0**	**100.0**

Source: 2www.tlaa.org.

The table shows market shares of total premium received the first year according to distribution channels:

Unit: % of First Year Premium

Channel	2006	2007	2008 (Jan - Sep)
Agent	N/A	65.1	61.7
Bancassurance	**N/A**	**28.1**	**30.6**
Telemarketing	N/A	4.4	5.5
Others	N/A	2.4	2.2
Total First Year Premium	N/A	**100.0**	**100.0**

Source: 3www.tlaa.org.

It is noted from the table that the primary distribution channel for life insurance business is through agents which hold as high as 80% market share. However, the ratio has a tendency to decline from 83.5% in 2007 to 78.6% in the first 9 months of 2008, while selling through bancassurance is increasingly more important each year. Its' market share increased from 10.8% in 2006 to 12.3% and 16.2% in 2007 and the first 9 months of 2008 respectively. Other selling channels did not change significantly in their market shares ratio. Selling life insurance through bancassurance is, therefore, considered another factor for the increasing growth of insurance business since it can expand its customer base into areas unreached by agents.

The table shows market shares through bancassurance in January to September 2008.

Company	Amount (Million)	%
Siam Commercial New york Life Insurance Public Co., Ltd.	7,567	38.0
Bangkok Life Assurance Public Co.,Ltd	3,273	16.5
Muang Thai Life Assurance Co., Ltd.	**3,210**	**16.1**
Krungthai-Axa Life Insurance Co.,Ltd	1,937	9.7
Ayudhya Allianz C.P. Life Public Company Limited	1,034	5.2
Others	2,876	14.45
Total	**19,897**	**100**

Source: www.tlaa.org

However, in considering selling life insurance through bancassarance in the first 9 months of 2008 only, Siam Commercial Bank New York Life Insurance Co., Ltd (Public) ("SCNYL") was considered the number one selling channel of this type with the ratio at 38% of sales through all bancassurance, followed by Bangkok Insurance Co., Ltd. and MTL who holds 16.5% and 16.1% market share respectively.

2.3.2 *Industrial condition of non-life insurance business*

Products or types of non-life insurance can be categorized into 4 main caregories: 1. Fire Insurance 2. Marine Insurance 3. Motor Insurance and 4. Miscellaneous Insurance. In running each of these non-life insurance, the insurers need to be authorized in each particular field of insurance first.

As of December 31 2008 there were 72 insurance companies in the entire industry. The overall growth rate of the entire industry during the first 9 months of 2008 was only averaged at 4-5%, an all time low in 8 years of insurance industry. This is due to the increasingly fierce competition of the business and the unstable financial status of insurance companies. Non-life insurance companies, therefore, are continually trying to adjust themselves in order to be able to compete with others and survive. New strategies were employed especially advertisements through different medias: T.V., Radio, newspapers or bill-boards in various locations as well as sponsoring various T.V. programs or even direct sales advertising through T.V. programs.

The table shows the value of premium received of non-life insurance business during 2006-2008

Unit: Million

Type	2006		2007		2008 (Jan-Nov)[1]	
	Premium	Growth (%)	Premium	Growth (%)	Premium	Growth (%)
Fire	7,174	(1.80)	7,104	(0.98)	6,885	4.50
Marine and Transportation	3,869	2.82	3,826	(1.11)	3,891	11.25
Automoblie	56,756	17.27	61,261	7.94	57,833	4.18
Miscellaneous	27,292	9.22	28,457	4.27	26,881	5.36
Total Premium	**95,091**	**12.60**	**100,648**	**5.84**	**95,490**	**4.81**

Source: www.oic.or.th

Note: 1) Comparing the premium received on the same period.

From the table, it is shown that the value of premium received from January to Novermber of 2008 was totaled approximately Bath 95,490 million bath or equivalent to the total of 4.81% growth rate in premium received as compared to the same period of last year. This attributed to 4.50% growth rate of fire insurance, 11.25%, 4.18% and 5.36% growth of marine insurance, motor insurance and miscellaneous insurance respectively.

Even though declining in the last two years, 2007-2008, non-life Insurance is one of the businesses that has maintained its' growth for several years. Major reasons for its' continual growth are:

- The increasing awareness of local people in buying non-life insurances, especially the miscellaneous insurance such as health insurance and personal accident insurance.
- The variety of insurance policy that are very well meet the needs of customers in each sector.
- The intense competition of automobile markets in 2008 and the on-going marketing promotions resulted in the continue growth of non-life insurance business especially motor insurance.

- The government's support in the welfare accident insurance project, which was specially arranged to help all people, particularly the low-income earners, to receive insurance protection according to government's policy is one of the reasons for the growth of non-life insurance business.
- The more variety of distribution channels nationwide, for instance selling non-life insurance through bancassurance, direct respond TV, telemarketing or convenient stores.
- Natural catastrophe and hazards or terrorism has drawn more attention from people to non-life insurance in an attempt to lower risk from these events.

This table shows the market share of the top 10 non-life insurance companies in Thailand categorized by premiums received directly of non-life insurance companies during 2006-2008 as follow:

Unit: Million

Company	2006		2007		2008 (Jan- Nov)	
	Premium	Market Share (%)	Premium	Market Share (%)	Premium	Market Share (%)
1. Viriyah Insurance Co., Ltd.	13,645	14.35	14,782	14.69	14,379	15.06
2. Dhipaya Insurance Public Co., Ltd.	8,317	8.75	7,883	7.83	6,517	6.82
3. Bangkok Insurance Public Co., Ltd.	6,562	6.90	6,728	6.68	6,159	6.45
4. Synmunkong Insurance Public Co., Ltd	3,462	3.64	4,252	4.22	4,493	4.71
5. Muang Thai Insurance Public Co., Ltd.[1]	**2,720**	**2.86**	**3,371**	**3.35**	**3,663**	**3.83**
6. Safety Insurance Public Co., Ltd.	3,423	3.60	3,487	3.46	3,376	3.53
7. LMG Insurance Co., Ltd.	2,673	2.81	3,169	3.15	3,375	3.53
8. Sri Muang Insurance Co., Ltd.	2,491	2.62	2,777	2.76	3,131	3.28
9. Thanachart Insurance Co., Ltd.	2,244	2.36	2,557	2.54	2,824	2.96
10. The Siam Commercial Samaggi Insurance Public Co., Ltd.	1,888	1.99	3,175	3.15	2,591	2.71
Total Top 10	**47,425**	**49.87**	**52,181**	**51.85**	**50,508**	**52.89**
Total of Non-Life Insurance	**95,091**	**100.00**	**100,647**	**100.00**	**95,489**	**100.00**

Source: www.oic.or.th

Note: 1) Total of MTI and Phatra Insurance Co., Ltd. ("PHA")

It is noted from the table that during the year 2006-2008, of all 72 companies, the top 10 are in non-life insurance business and held 49.87%, 51.85% and 52.89% market shares respectively or about half of the entire industry. During that period, Viriya Insurance Co., Ltd. took the lead in non-life insurance market with market shares of 14.35%, 14.69% and 15.06% respectively. Second in line was Tipaya Insurance Plc. which held market shares of 8.75%, 7.83% and 6.82% respectively. The third was Bangkok Insurance Plc whose market shares were 6.9%, 6.68% and 6.45% respectively.

2.4 Benefit and Effect of the transaction

2.4.1 The Benefit of the transaction

1. **To enhance the bank to become one of the leaders in insurance business**

   In recent years, insurance business has been one of the high growth business, particularly life insurance which had 16.9% and 9.6% net premium growth rate in 2007 and 2008 respectively. So after making the transaction, KBank will have more potential to compete in the insurance business

immediately, not need to begin with Greenfield which normally consumes a great deal of time to built customer base to achieve profitable size. This transaction will be an additional factor to compel the bank to become one of the leader in insurance business in the future.

2. **To promote the bank's policy in becoming the center of universal banking.**

Presently it is obvious that the percentage of the bank's services in selling insurance products through bancassurance is still low in comparison to those of our rivals, other commercial banks. This acquisition of MTFH will enable KBank to enlarge its' business in providing services to sell insurance to more customer immediately, especially through bancassurance which can cover customer base nationwide. This is according to KBank's strategy in becoming universal banking center.

3. **Effect to share holders' income and profit from the bank's performance.**

In case the shareholders approve for KBank to make the transaction by increasing the total share holding ratio in MTFH to over 51% of the overall shares issued by MTFH. This will increase KBank's income since KBank is holding more shares in MTFH, which is considered as a subsidiary of the bank. This will be resulted in increasing income and profit of the bank from its' performance according to the overall budget. The scenario of the higher net income and profit of the bank prior and after acquiring MTFH, under the hypothesis and net profit of the bank and MTFH in 2008 are as follow:

Unit: Million

	Before Transaction of MTFH			After Transaction of MTFH		
	% of Holding	Revenue	Net Profit	% of Holding	Revenue	Net Profit
KBank[1]	-	82,776	15,333	-	82,776	15,333
MTL[2]	7.5%	1,099	68	38.25%	5,604	347
MTI [3]	8.52%	253	5	18.85%	560	11
MTB [4]	9.8%	0.00	0	49.98%	0	0
Total		84,128	15,406		88,940	15,691

Note: The information above is just a preliminary without certifying any correctness of information after the transaction and also without considering the connected transaction and may not consistent with the accounting standard.

1) Information from Jan 1 – Dec 31 2008

2) Internal Information from Jan 1 – Sep 30 2008

3) Pro-forma from Jan 1 – Dec 31 2008

4) Internal Information from establishment to Sep 30 2008

Besides, its effect on the present shareholders' dividend and rights to vote in the shareholders' meeting in MTFH will be hightened due to the bank's higher percentage of shareholding both direct and indirect in different companies within the MTFH group. To achieve this, Bank has to invest Baht 7,244 Million.

2.4.2 The effect of the transaction

1. **The effects on the financial status of the bank and capital base of the business.**

Using the bank's capital to acquire MTFH will employ the internal financial resource of the bank. This will affect the liquidity of the bank and will increase high risk asset. The bank will also expose to a higher risk in the insurance business. So, in considering the bank's capital versus overall risk based asset (CAR), this acquisition of MTFH is expected to change the ratio from about 15.03 % to

14.28 % in consolidated statement and to change the ratio from about 15.19% to 15.08% in Kbank's financial statement.

2. **The effect on accountance**

Acquiring MTFH may put the bank at risk in having to change its' account recording policy regarding MTL from revenues recognition to consolidated financial statements. Besides, KBank's performance will partially have to rely on the profit making ability of those companies within MTFH group. If the profitabilitiy of companies within MTFH group is volatile, Bank could be affected.

3. **Recognize the Goodwill**

Since account recording procedure according to accounting standard requires that on the date the transaction occurred, the bank will have to record the value of MTFH's acquired shares which may be higher than the fair value of assets and liabilities. Recording of the outstanding of the acquistion cost value and the assets' and liabilitie's fair value will be done as goodwill and will be recognized as assets in the bank's balance sheet. The bank, therefore, will have to take risk in estimating the goodwill value.

Unit: Million

Company	% of investment after the transaction	% of investment after the transaction	% of Book Value	Value of investment	Goodwill
MTL	7.5%	38.25%	2,119.04	6,980.25	4,861.21
MTI	8.52%	12.85%	435.95	262.95	(173.00)
MTB	9.8%	49.98%	0.99	0.79	(0.20)

Source: Internal Information of KBank

Note: 1) Goodwill will calculated at the settlement date only. The above number is a preliminary number used to compare to Book Value as of September 30,2008 without intention to mislead that this Goodwill is accurate.

2) Negative number is Negative Goodwill

2.5 Benefits and concerns of the transaction with connected persons comparing with outside parties.

2.5.1 Benefits of transaction with connected persons comparing with outside parties.

1. **Reduce execution risk**

KBank has had experiences in joining business with MTFH for some time. The fact that MTL has joined with KBank in selling insurance through bancassurance is a proof already that they can and has been working successfully together. Therefore, KBank would be confident to a certain level that in increasing the total shareholding ratios in MTFH to no less than 51% of the overall shares issued by MTFH, will help KBank to be able to invest in the MTL's shares, both direct and indirect, at the total of no less than 38.25%. This will render maximum benefits to KBank and can also reduce execution risk.

In addition, if all transactions were made with outsiders, KBank will not be able to increase the percentage of shareholding in MTFH to no less than 51% of all shares issued by MTFH. This resulted in the bank failing to achieve its purpose in boosting the investment in MTL through acquiring additional common shares in MTFH and may affect the future operation plan of the bank.

2. **Understanding the companies business**

Prior to making the transaction, since KBank has already sent representatives to join the MTFH's and MTL's CEOs and committees, KBank, therefore, could understand thoroughly the company's structures, business nature as well as future operation plans both of MTFH and companies that MTFH has invested in.

3. **Reduce time for transaction negotiation**

   Acquiring shares from related individuals will enable KBank to cut down time and quicken the negotiation process in increasing shareholding ratio in MTFH.

4. **Increase cooperation in business by joint selling through bancassurance**

   Presently, MTL has already been selling insurance products through bancassurance. So, it will be able to respond to the increasing needs of KBank in selling more insurance products through bancassurance after the transaction. The increasing investment ratio in MTFH will enable KBank to reap more gross economical benefits in MTL. This in turn will better respond to the growth of selling insurance through bancassurance.

5. **Have oversea alliances who are proficient in insurance business**

   Since MTFH's and MTL's shares were held by Fortis, a world class company who is highly proficient in banking and insurance services, MTL, therefore, have the potential and power to carry out the business because they will be trained by specialists and could enhanced their business opportunities with the experiences and expertise of Fortis.

6. **Various channels for selling insurance**

   MTL can manage to maintain growth potential of different channels in selling insurance, to yield satisfactory performance and always keep a strong funding base. Different channels MTL can sell insurance through include selling through agents, through different branches of KBank and through other trade alliances.On the contrary, if KBank makes transaction by acquiring all shares from those alliances, this will reduce the collective interest it used to receive from those alliances. This also affects the value of the business and the return KBank will receive from MTFH in the future.

2.5.2 Concerns of transaction with connected persons comparing with outside parties.

1. **The risk of being opposed by other share holders in the future.**

   Although KBank has increased the overall shareholding ratio in MTFH to no less than 51% of all shares issued by MTFH, KBank is still at risk of being opposed, on an important issue, such as seeking permission to increase or reduce capital, by other shareholders who have overall share holding percentage in MTFH no less than 25%.

2. **Disclosure of transaction information**

   The transaction can cause problem of making MTL as a connected person with KBank. As a result KBank may have a conflict of interest because shareholders of MTL have vested interest or being involved with the transaction, resulting in having to disclose the transaction information in detail whereas entering transaction with outsiders has no problem.

3. **The essentials of Oversea alliances**

   As above-mentioned, oversea alliances is one of important factors in order to help MTL be effective and strong in the business. If KBank purchase MTFH's shares from Fortis as a whole, MTL may loss the oversea alliances in the future and could have less chances to expand its business and may well be affected to its performances.

4. **MTL's performance may be different from expected**

   In the present business climate, the values of securities are much volatile. MTL's portfolio management is more difficult to hander. Furthermore, decreases in demand of consumers may affect MTL's performance.

2.6 Other concerns:

2.6.1 In the case that KBank acquires additional share in MTFH at the level of 51% of total issued share, KBank will be deemed to have direct and indirect (via MTFH shareholding) stake in MTI, in the total amount of approximately 31.2% of all issued shares with right to vote.

The acquisition of shares by KBank will, therefore, be deemed as an acquisition of controlling power over MTI, which is a listed company, under the "Chain Principle" condition, according to Notification of SEC No. Kor Chor. 53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers. Consequently, KBank will be required to make the Mandatory Tender Offer to purchase all of MTI's shares. However, KBank's only objective is to make investment in life insurance business, without having any policy to increase its investment in MTI, or any intention to control over or change the management of MTI. Therefore, KBank has requested for a waiver from SEC's Takeover Panel, and was granted a waiver from making the Mandatory Tender Offer to purchase all of MTI's shares. KBank has a direction to protect the rights of minority shareholders of MTI, after the acquisition of additional ordinary shares of MTFH, with details in information memorendum attached in 11.1 (a) or (e)

2.6.2 If the acquisition of additional ordinary shares in MTFH is completed, MTFH will become a subsidiary of KBank, while MTI will become an affiliate company. However, the persons who may have a conflict of interest will continue to have a stake in MTFH and MTI in the total amount of 24.41% and 13.06% respectively

The shareholding structure that has a stake of persons who may have a conflict of interest in excess of 10% of the total issued shares in MTFH and MTI is not aligned with the shareholding structure specified under rules of the Capital Market Supervisory Board regarding the application for, and approval of, the offer for sale of newly issued shares, unless the company is able to prove that the shareholding structure is in the best interests of KBank. SET also applies this rule in considering issues of conflict of interest between listed companies.

From the negotiations to acquire additional shares in MTFH, KBank cannot acquire all of MTFH's issued shares. The persons who may have a conflict of interest have insisted in maintaining part of their stake in both MTFH and MTI. However, the Board of Directors (only the directors with no interest in this transaction attended and voted in the meeting and the directors with an interest, namely Mr. Banyong Lamsam, Pol.Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam, did not attend and had no right to vote) considered that the shareholding structure will be in the Bank's best interest, with details in information memorendum attached in 11.1 (a) or (d)

2.6.3 Presently MTL has invested 0.6% in Kbank's shares. This could have a cross-holding structure in subsidiary and affiliate companies which would against the announcement of Capital Market Supervisory Board of SEC No. Tor Jor 28/2551 (Section 14 (1) (Kor) and No. Bor Jor/Ror 01-07 (section 6). However, according to the SEC announcement of Tor Jor 28/2008 (section 15 (2), Kbank may be allowed to have cross-holding share, direct or indirect, with other companies if necessary or deemed appropriate and did not cause unfairness to other shareholders. In such cases, KBank will have to request for permission from the SEC.

2.6.4 The risk from agreements in Share purchasing agreement, shareholders' agreement, banassurance agreement issued through Kbank. These said contracts are to be carried out after signing the MOU, of which details of the contract was not officially agreed upon. Therefore, the details of those contracts may not benefit to shareholders in the long run.

2.6.5 Kbank and the former shareholders had agreed to purchase the MTFH's stock price based on MTL price as of the end of October 2008 and MTI price as of the end of September 2008. However, the payment will be made at around mid 2009. Kbank here bear the risk of the business value which may change significantly from what was estimated. Under the present circumstances, the share value in

SET is highly fluctuated. Therefore, the bank should actively be aware of the investment portfolio management policy of MTFH and the subsidiary companies during the valuation date and settlement date.

3. Fairness of Price and Conditions

As MTFH, following its restructuring, is to be in possession of the shares of MTL, of MTI and of MTB at 75%, 25.20% and 98% respectively, the MTFH share's evaluating, in consequence, is to be performed as upon the companies under MTFH, in accordance with the respective number of shares held by MTFH, all for the instrumentality of optimal evaluating for interrelated accounts herewith, based upon the Sum of the Part Method. Nevertheless, as MTR, MTGS and PL will be transferred into a new holding company, the Financial Advisor, therefore, is set to perform its estimatation on the values of these companies under MTFH as follows:

1) MTL
2) MTI
3) MTB

3.1 MTL

In evaluating the share price, the Financial Advisor evaluates the value based on the 5 following approaches.

1) Book Value Approach
2) Net Adjusted Book Value Approach
3) Price to Book value Ratio Approach (P/BV Ratio Approach)
4) Price to Earning Ratio Approach (P/E Ratio Approach)
5) Actuarial Appraisal of Economic value Method

3.1.1 Book Value Approach

The share price derived from book value approach is estimated from the shareholders' value showed in the equity part of financial statement dated December 30, 2008, which represents MTL's latest internal one, hereby presented in comparison with the financial status dated June 30, 2008 by the Financial Advisor, the detailed illustration of which is as follows:

Unit: Million

Item	Jun 30,2008	Dec 31,2008
1) Registered and Paid-up Capital. Par Value Baht 100 in amount of 370,598 share and 1,000,000 share in June and December, respectively	37.06	100.00
2) Share Premium	1,251.94	1,251.94
3) Surplus (Below) from change in investment	443.35	33.75
4) Accumulated Profit (Loss)		
- Legal Reserve	3.71	N.A.
- Other Reserve	105.00	N.A.
- Unproportionate	3,645.78	4,398.60
Total Equity Shareholders	**5,486.84**	**5,784.28**

Note: Financial Statement as of Jun 30, 2008 is audited by Ernst & Young Office Limited. For Financial Statement as of Dec 31,2008 is internal financial statement.

According to this approach, MTL has the shareholders' equity as at December 30, 2008 amounting to approximately Baht 5,784.28 Million

This method, however, only demonstrates the value of company "at a certain period of time," virtually taking in no account whatsoever the future corporate performance and the overall economic and industrial trend, not to mention the failure to factor in the fair value of assets and liabilities of the company.

3.1.2 Net Adjusted Book Value Approach

Demonstrated herewith, according to this calculation method, is the company's net worth after the shareholders' part adjustment in the company's financial statement by which the difference between fair value and book value of asset price is utilized in order to reflect the current fair value determined by certain independent advisors/ appraisers that produces significant impacts upon the company's book value. As a result, KBank is set to have the following independent advisors:

1) Consultant B ("CB") A world-renowned advisor whose report dated December 22, 2008 takes into account the study of the fair value with reference to MTL financial statement dated June 30, 2008.
2) Knight Frank Charter (Thailand) Company Limited, hereafter to be referred to as "KF," which is to serve as independent property appraiser on the value of estate, i.e. land and edifices (premises), and whose professional service is authorized by SEC

3.1.2.1 Result of CB

The result of CB takes into account the fair value of assets and liabilities in certain accounts, as of June 30, 2008, all of which, under specific extent, are as following:

1) Investment in securities
2) Loans
3) Other investments
4) Cash and Deposits in financial institution
5) Premiums due and uncollected
6) Amount deposited on reinsurance treaties
7) Accrued investment income
8) Other assets excluding properties foreclosed
9) Unpaid policy benefits
10) Due to reinsured
11) Other liabilities

CB has not studied fhe fair value of life policy reserve, premises and equipment, property foreclosed, as well as of retirement benefit reserve.

According to MTL financial statement dated June 30, 2008, the assets amount to Baht 52,638.52 Million, CB takes into account the fair value of asset on certain items of Baht 51,185.70 or equivalent to 97.24% of total assets. As for the liabilities,which amount to Baht 47,151.68 Million, CB takes into account the fair value of liabilities on certain items of Baht 2,667.90 Million, accounting for 5.66% of total liabilities.

3.1.2.2 Result of KF

KF as aforementioned shall serve as independent appraiser in particular upon "MTL premises (land and buildings)" the fair value of which is to be compared with the book value dated June 30, 2008.

Unit: Million

Item	Book Value	Value of KF[1]
- Land and Property and forclosed asset	1,453	4,847
Total	**1,453**	**4,847**

Note: 1) Value of KF is estimated without considering land and property acquired after Jun 2008 which is amount of Baht 105 Million. For the number above, it included some land and property and equipment at book value.

According to its appraisal in particular upon the premises account, as well as "property foreclosed," an increase by which light of the appraisal is to be projected at Baht 3,394 Million, the post-tax amount of which accounts for Baht 2,376 Million.

Financial Advisor has studies the reports of all independent adivsors to calculate the net adjusted book value dated June 30, 2008. Financial Advisor have analyzed and adjusted the items to reflect the fair value whereby MTL share value is projected to change from Baht 5,487 Million to Baht 5,936 Million.

Independent Consultant / Item	Value (Million)
Book Value as of Jun 30,2008	5,487
Adjusted Item	
- Asset and liabilities except fixed asset[1]	(1,927)
- Fixed Asset after tax (KF)	2,376
Total Adjusted items	*449*
Total Book Value after adjustment	5,936

Note: 1) Some items studied by independent financial advisors is overlapped such as value of debt instrument, equity instrument, and land which is sent to. To be consistent, the adjustment will employ the value of CB and KF as a main source.

3.1.3 Price to Book Value (P/BV)

This particular method is based on closing price to book value ratio; that is, to multiply the MTL book value with P/BV of the insurance companies enlisted in Thailand's SET. The Financial Advisor has compared the closing price to book value ratio of the insurance companies hereby including Siam Commercial New York Life Insurance Plc. ("SCNYL"), as well as that of the SET-enlisted insurance business group the latter of which accounts for 16 companies, in which one is of a life insurance business type, the other fifteen of non-life one.

3.1.3.1 Comparison with the SET-enlisted life insurance companies

There is only one life insurance company enlisted in Thailand's SET: SCNYL, of whose information on the closed price to book value dated February 25, 2009 is as follows:

Company	Closed Price as of 25/2/2009 (Baht per share)	Par Value (Baht per share)	Book Value per Share as of Sep 30,2008 (Baht per share)	P/BV as of 25/2/2009 (Times)
1. SCNYL	170.00	10.00	38.63	3.90

Source: SET SMART

Based on the P/BV method, the Financial Advisor has shown the following analysis:

Period	Average Volume Trade (Thousand Share)	P/BV of SCNYL (Times)	As of 25/2/2009 MTL Share Value (Million)
Average as of 25/2/2009	-	3.90	**22,558.69**
7 Days average 17/2/2009 – 25/2/2009	0.57	3.93	22,715.69
15 Days average 4/2/2009 – 25/2/2009	0.80	3.88	22,427.58
30 Days average 14/1/2009 – 25/2/2009	0.93	3.64	21,027.79
3 Months average 25/11/2008–25/2/2009	1.01	3.46	20,041.11

Source: SET SMART

Note: Book value for calculation is as of December 31, 2008 which is the latest internal financial statement of MTL.

According to P/BV method employed in the SCNYL's share value appraisal, the MTL share value stands between **Baht 20,041 Million and Baht 22,716 Milion.**

However, due to the average of trading volume of SCNYL being low, using P/BV of SCNYL to estimate the share value of MTI would be less appropriate.

3.1.3.2 Comparison with SET-enlisted assurance business group

There are at present 16 SET-enlisted insurance business companies as aforementioned, one of which is of life insurance type, fifteen of which of non-life one, the detailed information of which dated February 25, 2009 is as follows:

Company	Closed Price / Index as of 25/2/2009	52 weeks Highest Closed price / index	52 weeksLowest Closed price / index	P/BV As of 25/2/2009 (Times)
Insurance	3,709.49	5,669.03	3,370.00	1.16

Source: SET SMART

Based on the P/BV method, the Financial Advisor has shown the following analysis:

Period	P/BV of Insurance (Times)	As of 25/2/2009 MTL Share Value (Million)
Average as of 25/2/2009	1.16	6,709.76
7 Days average 17/2/2009 – 25/2/2009	1.17	6,775.87
15 Days average 4/2/2009 – 25/2/2009	1.17	6,740.61
30 Days average 14/1/2009 – 25/2/2009	1.14	6,569.01
3 Months average 25/11/2008–25/2/2009	1.11	6,399.69

Source: SET SMART

Note: Book value for calculation is as of December 31, 2008 which is the latest internal financial statement of MTL.

According to P/BV method employed in the insurnace business group's share value appraisal, the MTL share value stands between **Baht 6,400 Million and Baht 6,776 Million.**

However, using P/BV of insurance business group would not be appropriate to estimate the value of MTL since most companies in this sector are operating as a non-life insurance.

This valuation method for evaluating the common stock reflects the condition of business and market mechanism at the specific time with a different comparable company in the same industry. This is because each company does have different specific factors such as accounting policy (Revenue recognition and provision for doubtful receivable, for example), investment policy, business size, business policy, quality of asset and business, etc.

3.1.4 Price to Earning Ratio Approach (P/E)

This method calculates from the multiplication of net profit of MTL with P/E of the SET-enlisted insurance companies. Similar to the P/BV method, the Financial Advisor has compared the closing price to earning per share of life insurance companies including SCNYL, as well as that of the SET-enlisted issurance business group.

3.1.4.1 Comparison with the SET-enlisted life insurance companies

There is at present only one SET-enlisted life insurance company: SCNYL, whose information on the closed price to earning/net profit dated February 25, 2009 is as follows:

Company	Closed Price as of 25/2/2009 (Baht per share)	Par Value (Baht per share)	Net Profit 9 months of 2008 (Million)	P/E as of 25/2/2009 (Times)
1. SCNYL	170.00	10.00	927.45	10.21

Source: SET SMART

Based on the P/E method, the Financial Advisor has shown the following analysis:

Period	Average Volume Trade (Thousand Share)	P/E of SCNYL (Times)	As of 25/2/2009 MTL Share Value (Million)
Average as of 25/2/2009	-	10.21	13,015.91
7 Days average 17/2/2009 – 25/2/2009	0.57	10.28	13,103.33
15 Days average 4/2/2009 – 25/2/2009	0.80	10.15	12,939.42
30 Days average 14/1/2009 – 25/2/2009	0.93	9.52	12,133.74
3 Months average 25/11/2008–25/2/2009	1.01	9.07	11,565.13

Source: SET SMART

Note: Net profit of MTL which is internal financial statement as of Dec 31, 2008 is Baht 1,274.82 Million.

According to P/E method employed for the SCNYL's share value appraisal, the MTL share value stands between **Baht 11,565 Million and Baht 13,103 Million.**

However, due to the average of trading volume of SCNYL being low, using P/E of SCNYL to estimate the share value of MTI would be less appropriate.

3.1.4.2 Comparison with the SET-enlisted insurance business group

The basic marketing information of insurance business dated February 25, 2008 is as follows:

Company	Closed Price / Index as of 25/2/2009	52 weeks Highest Closed price / index	52 weeksLowest Closed price / index	P/E As of 25/2/2009 (Times)
Insurance	3,709.49	5,669.03	3,370.00	11.09

Source: SET SMART

Based on the P/E method employed on the SET-enlisted insurance companies, the Financial Advisor has shown the following analysis:

Period	P/E of Insurance (Times)	As of 25/2/2009 MTL Share Value (Million)
Average as of 25/2/2009	11.09	14,137.75
7 Days average 17/2/2009 – 25/2/2009	11.18	14,247.02
15 Days average 4/2/2009 – 25/2/2009	10.84	13,818.20
30 Days average 14/1/2009 – 25/2/2009	10.05	12,813.64
3 Months average 25/11/2008–25/2/2009	9.54	12,157.60

Source: SET SMART

Note: Net profit of MTL which is internal financial statement as of Dec 31, 2008 is Baht 1,274.82 Million.

According to P/E method employed for the insurance business group's share value appraisal, the MTL share value stands between **Baht 12,158 Million and Baht 14,247 Million.**

However, using P/E of insurance business group would not be appropriate to estimate the value of MTL since most companies in this sector are operating as a non-life insurance.

Nevertheless, this technique represents one common-share/stock appraisal method reflecting upon market mechanism as well as upon the company's performance; yet, the subjects in use may reveal differences in detail due to each insurance company's several different) primary factors; e.g., accounting policy, financial policy, business size, cost structure, other revenues, etc.

3.1.5 Actuarial Appraisal of Economic Value Method

Actuarial Appraisal of Economic Value Method, in light of share value appraisal, represents one by which share value is to be subject to calculation based upon primary factors in general of any given life insurance firm. Important business value is comprised of three parts as following:

1) Adjusted Net Worth: This represents the shareholder value adjusted so as to reflect the fair value of both assets and liabilities.

2) Value of In-force Business: It is utilized to determine the present value of the projected benefits to the shareholders, hereby referring to the present value belonging to shareholders from future net profit amount throughout the course of insurance policy in force.

3) Value of New Business: It is to determine the present value of new businesses to take place in future, whereby the projection is to be based upon the existing business factors including corporate structure, as well as the available insurance policies distribution channels, etc.

Employing this method, the company has relied upon the expertise of independent actuarial advisors which is Consultant A ("CA"), so as to perform the appraisal upon the share value dated June 30, 2008. On the December 8, 2008, CA has presented its report on its Appraisal Valuation originally calculated by MTL, utilizing MTL-owned "Prophet Actuarial Software," projecting the assumption that MTL is to conduct business as usual under status quo of market situations, as well as rules and regulations as before.

Value Appraisal Results

CA was originally retained to undertake an independent actuarial valuation of the components of appraisal value (embedded value and one year new business) on behalf of MTL. It has subsequently been agreed that CA's report would be made available to KBank, subject to agreed engagement terms. Other than agreeing for its report to be summarised in this document, CA has not consented to its report being made available on a reliance basis to any party other than those previously identified. The summary of CA's report contained within this document has been prepared by the Financial Advisor. To the fullest extent legally permissible, CA does not accept any legal or other responsibility to any third party which may make use of the summary of CA's report which is contained in this document, or from conclusions derived therefrom. CA does not warrant to any third party the accuracy, completeness or suitability for purpose of the data and information which it has provided to MTL and KBank in undertaking its valuation. To the extent that data and information was provided to CA in order for it to undertake its report, CA has relied upon that data and information as being accurate and complete, without undertaking any specific steps to validate it as such".

1. **Adjusted Net Worth**: It is determined the current shareholders fair value whereby adjustments to certain items of MTL's assets dated June 30, 2008 have been made. MTL had an equity amounting to Baht 5,487.00 Million. CA has made adjustment on the following:

Shareholders' Equity dated June 30,2008	5,487	MB
Adjusted Items:		
Adjusted Reserve for TPD Benefit	(15)	MB
Investment in Securities (some items)	(904)	MB
Shareholders' Equity after the Adjustment	**4,568**	**MB**

Please refer to the studies on the shareholders' equity adjustment through CA's Net Adjusted Book Value Method.

Note: 1) Balance sheet information and asset value adjustments were provided by MTL. They have been included in CA's report without independent review. CA have explicitly relied upon the accuracy and completeness of the information provided to them in this regard.

2) Figures herewith illustrated are projected in round numbers with approximation.

2. **Value of In-force Business**: This is determined the present value of benefits and interests subject to shareholders' equity from the current business operation whereby appraisal is to be based upon relevant assumptions. The benefit and interests subject to shareholders' equity is based on the principal as followed.

The benefit and interest subject to shareholders' equity = (Premium income received + Investment income) subtract (Death claims, surrender and maturities Policyholder dividends and survival benefits & Other claim payment + Commissions and other agency compensation + Operating expenses + Increase (or decrease) in reserves + Corporate tax on profits

Major Assumptions

1) ***Mortality Rate*** Primary data and information in this respect is to be taken into account from the mortality rate throughout the course of previous three years under MTL data base. The average corporate mortality rate of all type of insurance when comparing with Table of Thai Mortality Rate is in the range of 30 -40 %.

   The Financial Advisor has studied the details of assumptions used by CA in model, the assumption is consistent with the historical information of MTL.

2) **Loss Ratio** Similar to mortality rate, information/data on loss ratio in the past analyzed by the company, hereby allocated into critical illness, Waiver of premium, payer benefit, personal accident, health insurance, and group product:

   To estimate the share value in model of MTL, it has been used the historical information during 2007 – 2008. As for Health Insurance, information/data base in year 2007 has been applied to the estimate. Information used by CA is compared with the historical information of MTL. The Financial Advisor has studied the details of assumptions used by CA in model, the assumption is consistent with the historical information of MTL.

3) **Lapse Rate** Similar to both mortality rate and loss ratio, the company has compiled the previous records of MTL. Studies by CA has determined that data/information in use appears similar to one available in the past, which is regarded by the Financial Advisor as suitable enough for the estimate, the examples of which, as for the MTL's year 2007 lapse rate, are as following:

Lapse Rate	Year 1 – 6
Total Type	5.0 % - 34.1%

Source: Report of CA

   As for Group Life Insurance, the projected lapse rate is at 20% per annum for the estimate, as opposed to the actual past experience of only 7%.

4) **Annuity Conversion Rate** Annuity Conversion Rate is the rate when the policyholder would lilke to change the payment from lump sum payment to annuity payment instead. As for annuity conversion rate, the projected rate is to be 31% of the policy amount.

5) **Commission rate and Operating Expense** As for commision rate, CA has made analysis based upon the historical information. For operating expense, CA is of opinion that assumption used by MTL is reasonable. However, the commission rate determined by OIC is followed.

   1. In the first year, no more than 40% of first year premium
   2. In the second year, not less than40% of the frist year commission
   3. in the third year, not less than 25% of the first year commission
   4. After third year, paid at appropriate level.

6) **Net Investment Return** According to the MTL estimation model in use, net investment return is to remain at the fixed annual rate of 6.33%, as based upon the weight-down calculation method for MTL-held instruments dated 30th June 2008 as in bonds/debentures, equity instruments, and investment units respectively at 70%, 10% and 20%, each of which yields respectively an average return of 6%, 11% and 4%.

   The projected rate of 6.33% per annum is suitable for the period in which the estimation by MTL has been made, whereby investment return in government bonds of 5-year and 10-year periods is at 5.60% and 6.01% respectively. However, the assumption of investment return would be changed according to the opinion of CC in oder to be consistent with the new interval of estimation (Please see the detail in page 45 of this report)

7) **Policyholder Dividends** For the certain MTL products, the dividend payment during 2007 -2008 was calculated from investment return of approximately 6%.. MTL's assumptions are based on net investment return assumptions as following:

Year	Net investment return for dividend calculation
2009	6.04%
2010	6.14%
2011	6.10%
After 2012	6.10%

Source: Report of CA

However, the assumption of net policyholers will be changed according to the change of assumption of net investment return in order to be consistent. The Financial Advisor believe that information used in estimation for the investment return and dividend paid from investment is consistent.

8) **Reinsured Expense** As reinsured expense is not material compared to overall business, MTL is not set to include in the model the reinsured expense calculation.

9) **Discount Rate** The appraisal method is based upon the generation of projected cash flow, considering several risk factors, cost of policyholders, as well as business costs of fund, all of which are to be factored into the discount rate. The illustrate discount rates of between 10.5% and 13.5% is in used by CA were intended to represent long-term rates of return that shareholders might use to reflect the underlying risks of the business. Nevertheless, CA has not expressed its opinion on any suitable discount rate to be applied to this share valuation.

   Nevertheless, the Financial Advisor has calculated the rate of return to shareholders utilizing "CAPM" model for comparison as follows:

$$R_e = R_f + \beta(R_m - R_f)$$

whereby,

R_f = Risk-free rate or rate of return for 10-year long-term bonds dated February 20, 2009 accounting approximately for 3.69% per annum

β = Beta coefficient used as a variable indicating risks of company's securities; the beta values in use are derived from domestic source as reference dated February 23, 2008 as follows:

Company	Beta
Domestic Company	
1) SCNYL	0.883
Average Domestic Company	*0.883*

Source: Bloomberg

R_m = Market return based upon the previous 30-year rate approximately for 14.10%

R_e = Rate of return for shareholder

According to CAPM model, the rate of return for shareholders is at 12.88%. The range between 10.5% and 13.5% is to be employed in accordance with the result of studies by the independent advisor whose opinion is for the company's share value to be referred to according to the discount rate in the high range of the study in question.

10) Solvency Margin

The assumption for cost of solvency margin is based on 100% EU standards i.e. 4% of life insurance reserve (insurance reserve is the reserve for insurance policy has been enforced), and 0.3% of net amount of risk. As for the rider, the 20% rate of life insurance policy is to be in use; for group insurance, 4% of life insurance reserve, and 0.1% of net amount of risk. EU standard is the stricter standard than current Thai statutory requirement which is 2% of policy reserve.

The current value in force is as illustrated on the table as follows:

Unit: Million

	Premium Received	Discount Rate		
		10.5%	12.0%	13.5%
Value of Infoce before solvency margin	20,189.17	11,435.52	10,501.92	9,698.06
Deduct Cost of Solvency margin		(1,427.82)	(1,619.89)	(1,777.34)
Total Value of Inforce after solvency margin		10,007.70	8,882.03	7,920.72

Note: Number is approximately in round number

3. **Value of New Business:** This is determined that the present value supposed to be received by shareholders from the new businesses in future. There are two parts of this value of new business determination:

3.1) Current Value of One-year New Policy

3.2) Multiplier or Capitalized Factor

3.1) Current Value of One-year New Policy: MTL has based its appraisal upon the methodology and assumption whereby policy value appraisal is to be modeled (after) and some corporate products are to be employed as variables in the estimation. CA has not examined data on the sample of products. The result of the current value of one-year new policy is as illustrated on the table:

Unit: Million

	Premium Received	Discount Rate		
		10.5%	12.0%	13.5%
Value of 1 year business before solvency margin	6,636.65	2,543.62	2,369.61	2,217.25
Deduct Cost of Solvency margin		(252.50)	(287.79)	(317.04)
Total Value of 1 year after solvency margin		2,291.12	2,081.82	1,900.21

Note: Number is approximately in round number

3.2) Multiplier or Capitalized Factor: This calculation is to be based upon the estimation of growth rate of each type of the policy to be made throughout the projected period in order to determine the optimal growth rate and the current value of the aforementioned accumulative growth rate utilizing the designated discount rate.

CA has not opined the appropriate multiplier to include in the calculation, as the multiplier is more likely to be conducted directly between the buyer and seller. Referring to the life policy growth rate according to MTL's operation plan, the Financial Advisor has calculated the multiplier utilizing the discount rate range between 10.5% and 13.5% as follows:

Type of Insurance	Growth Rate Interval for period
Agent	15% - 35%
Bancassurance	15% - 40%
Affinity	15% - 40%
Group	15% - 20%

Note: Growth rate employ will be in the range of each type of insurance

The multiplier results are as illustrated on the table:

Discount Rate	Multiplier (Times)
10.5%	20.50
12.0%	19.04
13.5%	17.7

If the sum of one-year new policy and MTL-projected multiplier, the result is to be illustrated as follows:

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Value of 1 year of New business	2,291.12	2,081.82	1,900.21
Multiplier (Times)	20.50	19.04	17.73
Total Value of New Business	46,967.96	39,637.85	33,690.72

According to the result of the new policy appraisal utilizing MTL-projected growth rate, the value of the new policy is three times higher than the already effective one. The Financial Advisor is of the opinion that it may be unsuitable for the current situations; furthermore, the Financial Advisor has also adjusted growth rates of several types of policies based upon the assumption that growth rate for all policies is to be fixed at 3% and 5% throughout the period of estimation, herewith representing a conservative thought paradigm of the overall growth rate of life insurance business in which first-year premium is to be growing at 1.7 – 32.4%. Also the growth rate of first-year premium of MTL in the past 3 years was growing at 25 – 40% . Therefore, premium of MTL has a higher average growth than that of average of history. The Financial Advisor is of opinion that the growth rate of 3-5% is appropriate in the long run. The results of multiplier at the fixed rate of growth are shown on the table.

Discount Rate	Growth Rate 3% Multiplier (Times)	Growth Rate 5% Multiplier (Times)
10.5%	7.29	8.02
12.0%	6.87	7.55
13.5%	6.49	7.12

If the sum of the growth rate of all policies is to be fixed at 3% and 5%, the value of the new policy will be as follows:

The fixed growth rate is at 3%.

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Value of 1 year of New business	2,291.12	2,081.82	1,900.21
Multiplier (Times)	7.29	6.87	6.49
Total Value of New Business	16,702.26	14,302.10	12,332.36

The fixed growth rate is at 5%.

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Value of 1 year of New business	2,291.12	2,081.82	1,900.21
Multiplier (Times)	8.02	7.55	7.12
Total Value of New Business	18,374.78	15,717.74	13,529.50

Summary of the Actuarial Appraisal of Economic Value Method

1) Using MTL's adjusted net book value, the value of in-force and value of one year's results presented by CA above the overall appraisal value results as following:

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value[1]	4,568.00	4,568.00	4,568.00
Total Value of Inforce Business	10,007.70	8,882.03	7,920.72
Total Value of New Business	2,291.12	2,081.82	1,900.21

Note: 1) Adjusted Net Book Value of CA did not consider for fair value in every item especially for the fix assets and forclosed asset. CA employed value sent to OIC as a valuation instead of market price.

In addition to the results of common share value considertion based upon the previously stipulated assumptions, CA has also shown the valuation in the event of conversion of certain assumptions, hereby allocated into the following eight categories:

1) Decrease in the rate of return by 1%
2) Increase in the rate of return by 1%
3) Decrease in expenditure by 1%
4) Decrease in brokerage fee by 10%
5) Increase in lapse rate by 20%
6) Decrease in lapse rate by 20%
7) Decrease in mortality rate by 20%
8) Result of the rate of investment return excluding that of fixed assets for shareholders

The result is as follows:

10.5% Discount Rate

Unit: Million

Discount Rate 10.5%	Base Case	Case 1	Case 2	Case 3	Case 4	Case 5	Case 6	Case 7	Case 8
Adjusted Net Book Value	4,568	6,887	2,249	4,568	4,568	4,568	4,568	4,568	4,568
Total Value of Inforce	10,008	7,489	11,983	10,637	10,019	9,851	10,190	10,230	9,187
Value of 1 year New Business	2,291	1,977	2,586	2,438	2,337	2,128	2,483	2,401	2,170

Source: Report of CA

12% Discount Rate

Unit: Million

Discount Rate 12.0%	Base Case	Case 1	Case 2	Case 3	Case 4	Case 5	Case 6	Case 7	Case 8
Adjusted Net Book Value	4,568	6,887	2,249	4,568	4,568	4,568	4,568	4,568	4,568
Total Value of Inforce	8.882	6,520	10,748	9,461	8,893	8,777	9,006	9,087	8,134
Value of 1 year New Business	2,082	1,784	2,360	2,221	2,127	1,942	2,246	2,181	1,972

Source: Report of CA

13.5% Discount Rate

Unit: Million

Discount Rate 13.5%	Base Case	Case 1	Case 2	Case 3	Case 4	Case 5	Case 6	Case 7	Case 8
Adjusted Net Book Value	4,568	6,887	2,249	4,568	4,568	4,568	4,568	4,568	4,568
Total Value of Inforce	7,921	5,698	9,687	8,458	7,932	7,857	7,999	8,110	7,235
Value of 1 year New Business	1,900	1,617	2,163	2,034	1,946	1,780	2,042	1,991	1,800

Source: Report of CA

2) The result of the sum of multipliers in one-year new policy value according to the MTL-projected growth rate is as follows:

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value	4,568.00	4,568.00	4,568.00
Total Value of Inforce	10,007.70	8,882.03	7,920.72
Total Value of New Business	46,967.96	39,637.85	33,690.72
Total Value of Equity	**61,543.66**	**53,087.88**	**46,179.44**

3) The result of the sum of multipliers in one-year new policy value with the fixed rate of 3% is as follows:

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value	4,568.00	4,568.00	4,568.00
Total Value of Inforce	10,007.70	8,882.03	7,920.72
Total Value of New Business	16,702.26	14,302.10	12,332.36
Total Value of Equity	**31,277.96**	**27,752.13**	**24,821.08**

4) The result of the sum of multipliers in one-year new policy value with the fixed rate of 5% is as follows:

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value	4,568.00	4,568.00	4,568.00
Total Value of Inforce	10,007.70	8,882.03	7,920.72
Total Value of New Business	18,374.78	15,717.74	13,529.50
Total Value of Equity	**32,950.48**	**29,167.77**	**26,018.22**

Nevertheless, when considering the share value according to the adjusted book value (please refer the result in the adjusted book value approach of MTL), the adjusted equity has been changed from Baht 4,568 Million to Baht 5,936 Million.

The results obtained from all independent appraisers are as following:

5) The result of the sum of multipliers in one-year new policy value according to MTL's operation plan and the collective study by all independent appraisers.

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value	5,936.00	5,936.00	5,936.00
Total Value of Inforce	10,007.70	8,882.03	7,920.72
Total Value of New Business	46,967.96	39,637.85	33,690.72
Total Value of Equity	**62,911.66**	**54,455.88**	**47,547.44**

6) The result of the sum of multipliers in one-year new policy value with the fixed rate of 3% and the collective study by all independent appraisers.

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value	5,936.00	5,936.00	5,936.00
Total Value of Inforce	10,007.70	8,882.03	7,920.72
Total Value of New Business	16,702.26	14,302.10	12,332.36
Total Value of Equity	**32,645.96**	**29,120.13**	**26,189.08**

7) The result of the sum of multipliers in one-year new policy value with the fixed rate of 5% and the collective stud by all independent appraisers.

Unit: Million

Discount Rate	10.5%	12.0%	13.5%
Adjusted Net Book Value	5,936.00	5,936.00	5,936.00
Total Value of Inforce	10,007.70	8,882.03	7,920.72
Total Value of New Business	18,374.78	15,717.74	13,529.50
Total Value of Equity	**34,318.48**	**30,535.77**	**27,386.22**

Nevertheless, the Bank has hired another world-renowned independent actuarial consultant , namely Consultant C ("CC"), Readers of this report should note that:

1) CC was engaged by the Bank to provide an opinion on the appraisal valuation outlined in CA's report. Neither the work CC performed for the Bank, nor the report provided by CC to the Bank were intended for use by other parties. These parties may not therefore rely upon this work in assessing the transaction outlined in the Financial Advisor's report.

2) In carrying out its work, CC was provided certain data by MTL and the Bank, including information given orally. CC relied upon the completeness and accuracy of this information without independent verification.

The main comments provided by CC in its report to the Bank were as follows:

1) Given financial conditions in the second half of 2008, the date of the appraisal valuation should be the month of December, which is as close to the settlement date as possible; however, given the time available to perform the appraisal work this was impractical. MTL did, however, update the valuation date from 30 June 2008 to 31 October 2008.

2) Updating the valuation date, meant that the rate of investment return, before-tax and investment expenses, of 6.57% that was used at 30 June 2008, fell to 4.87% in October, and 4.07% in December. The change in this assumption affected the adjusted net book value part positively as a result of an increase in the fair value of financial securities (mainly fixed interest investment). The value of in-force and business, and potentially the value of one year's new business would decrease due to lower projected investment income in the future.

3) The solvency margin should have been set at 175% of EU minimum solvency standards, in line with MTL's actual practice. Changing the required capital assumption would lock-in more capital to run the business. As a result, the value of in-force business and the value of one year's new business decreased as a result of an increase in the cost of required capital caused by an increase in the amount of required capital.

4) To increase the annuity conversion rate, at the end of the deferral period, from 31% to 50% (see point 4 on page 33 of this report). By changing this assumption the value of inforce and value of 1 year business would be decreased since the MTL has increased the burden of payment in long term.

5) The combination of the proposed multiplier and the value of one year's new business, led to a value of future new business that was deemed as too high by CC; howsoever, CC has not opined on any suitable multiplier, citing instead ways in which a more reasonable new business multiplier and / or new business value could be determined.

The embedded value and new business results presented by CC were based on a 12% risk discount rate. The results at 31 October 2008 including adjusted net worth, the value of in-force business, and the value of one year's new business, following the changes to assumptions discussed above, were as follows.

Unit: Million

	Old[1]	New[1]
Adjusted Net Book Value	4,568	9,041[2]
Value of Inforce Business	**8,882**	**1,873**
Value of 1 year New Business	2,082	1,866

Note: 1) Number is approximately in round number

2) Adjusted Net Book value includes the effect of revaluation of certain financial instruments and fixed assets by changing the value from that reported in regulatory returns to OIC to the market values presented by CB and KF

The table below compares values using the new business multiplier of 19.4 times proposed by MTL using their projected growth rate, and using multipliers of 6.87 times (annual growth rate being of 3%) and 7.55 times (annual growth rate of 5%) determined by the Financial Advisor,:

Unit: Million

Discount Rate	Company Growth Rate	Fixed Growth rate of Financial Advisor (3%)	Fixed Growth rate of Financial Advisor (5%)
Adjusted Net Book Value	9,041	9,041	9,041
Value of Inforce Business	**1,873**	**1,873**	**1,873**

Discount Rate	Company Growth Rate	Fixed Growth rate of Financial Advisor (3%)	Fixed Growth rate of Financial Advisor (5%)
Value of 1 year new business	*1,866*	*1,866*	*1,866*
Mulitplier	*19.4*	*6.87*	*7.55*
Total Value of New Business	36,200	12,819	14,088
Total Equity Value	**47,114**	**23,733**	**25,002**

Note: The number is approximately in round number

The Financial Advisor is of the opinion that the actuarial appraisal of economic value method should be based upon future new business growth assumptions that vary between 3% and 5%. Based on these assumptions the Financial Advisor's estimate of the economic value of MTL ranges from Baht 23,733 Million to 25,002 Million. However, due to result of CC utilizing only 12% in the study and the discount rate by CAPM being higher the one used in the model, the financial advisor is of the opinioin that the appropriate share value should not be more than Baht 23,733 Million to 25,002 Million.

Summary of the Opinions on MTL's Common Share Value

Table of summary comparing MTL share prices according to different appraisal methods.

Approach	Equity Value (Milliion)
1. Book Value Approach	5,784
2. Net Adjusted Book Value Approach	5,936
3. P/BV Approach	6,400 – 22,716
4. P/E Approach	11,565 – 14,247
5. Actuarial Appraisal of Economic Value Method	**23,733 – 25,002**

The Financial Advisor is of the opinion on all aforementioned appraisal methods that the book value approach is to be utilized so as to determine the current share value based upon the past performance, as well as upon taking into account several impacts within the financial statement. Howsoever, this particular method does not take into account the profit and the ability to perform in the future, thus becoming less reasonable, not to mention the disregard to the current value of some asset accounts including the investment value of financial instruments, and MTL's fixed assets. The share value obtained through this method dated December 31, 2008 amounts to Baht 5,784 Million.

The net adjusted book value approah is employed to determine the share value from the shareholders' equity on the financial statement and adjusted by the fair value of both assets and of liabilities. According to the report presented by the independent advisor whereby fair value in certain accounts has been adjusted, appraisal by CB has been performed upon the value of financial instruments, unearned tax, loans, etc. CA has made adjustment to the following: reserve for disability insurance policy, and the value of some investment accounts. KF has appraised the company's fixed assets. According to the adjustments by all independent experts including the profit realized by the merging, the net adjusted share value is to be Baht 5,936 Million. However, this particular method does not take into account the profit and the ability to perform in the future, thus becoming less reasonable.

The P/BV Ratio Approach takes MTL's book value into comparison with the reference ratio of the insurance company, the SET-enlisted assurance companies. In spite of its practicality in terms of share value determination, it is due to the fact that there is only one life insurance company in the market, and that others are assurance business companies, both of which are different in terms of operation policy, accounting policy, as well as life insurance/assurance reserve amount, thus becoming less reasonable. With P/BV method, MTL's share value amounts to Baht 6,400 Million to Baht 22,716 Million.

The P/E Ratio Approach takes MTL's net profit per share into comparison with the reference ratio of the insurance company, the SET-enlisted assurance companies , similar to the P/BV technique. Nevertheless, due to the fact that there is only one life insurance company active in the market, that is SCNYL, and that others are insurance business companies, MTL's profits are therefore different in detail, making it less reasonable for MTL's share value comparison. With this method, MTL's share value stands between Baht 11,565 Million and Baht 14,247 Milion.

The Actuarial Appraisal of Economic Value Method is an appraisal method whereby the sum of net adjusted book value and current inforce policies, as well as the projected new ones in the future, is made. The Financial Advisor has acquired the information from insurance experts: CC and CA. CA has taken into account necessary assumptions with reference to EU standard on the reserve amount. However, CA explicitly relied upon the balance sheet and asset valuation information provided by MTL without independent review.

According to the Financial Advisor, with CC's opinions taken into account, if the book value is adjusted so as to reflect the fair value as at Oct 31, 2008, the new business multiplier is appraised using the growth rate that are in line with the growth rate of the insurance premium, and the overall economic growth, as well as taking into consideration the value of assets according to the fair value, and the ability to perform in future, this particular method is therefore reasonable and may be used as reference. The appraised value based upon this method , allowing for new business multipliers determined by the Financial Advisor, amounts to Baht 23,733 Million to Baht 25,002 Million.

To sum up, the Financial Advisor is of the opinion that MTL's optimal share value should be based upon the Actuarial Appraisal of Economic Value Method, which allows for the adjustment of shareholders' assets to their market value in line with the rest of the valuation. The Financial Advisor estimates that on this basisMTL's optimal share value hereby amounts to Baht 23,733 Million to Baht 25,002 Million.
The price agreed by parties including KBank for MTL is approximately Baht 22,700 Million which is lower the value estimated by financial advisor.

3.2 MTI

Taking into account the approaches to MTI common share/stock appraisal, the Financial Advisor has come up with six different methods as following:

1) Market Value Approach
2) Book Value Approach
3) Net Adjusted Book Value Approach
4) Price to Book Value Ratio Approach
5) Price to Earning Ratio Approach
6) Actuarial Appraisal of Economic Value Method

3.2.1 Market Value Approach

This method is done upon average dating back on MTI's common shares in SET by investors based upon all factors that represent the market prices. Upon the approval during the board of directors conference dated February 26, 2009, the Financial Advisor has therefore analyzed the closed price dated February 25, 2009, one day prior to the BOD's approval, as well s seven days, fifteen days, thirty days and three months prior to the BOD's resolution. The average prices are as following:

	25/2/2009	7 days average 17/2/2009 – 25/2/2009	15 days average 4/2/2009 – 25/2/2009	30 days average 14/1/2009 - 25/2/2009	3 months average 25/11/2008 - 25/2/2009
Weighted Average Price (Baht per share)	35.12	35.45	35.64	36.06	35.79
Share Value of MTI (Million)	2,065.00	2,100.82	2,124.00	2,148.09	2,103.20
Volume Trade per day (Thousand Share)	0.60	0.67	0.65	0.72	1.43

According to this method, the MTI share value stands between Baht 2,065 Million and Baht 2,148 Million

3.2.2 Book Value Approach

This method is included in use on MTI's financial statement dated June 30, 2008, which is the first one following the merging between Muang Thai Insurnace and Patara Insurance Plc. ("PHA") , and the one dated September 30, 2008, which has been audited by certified auditors, as well as the one dated December 31, 2008.

According to MTI's financial statement dated 30th June 2008 which has been audited, as well as the one dated September 2008, and the one dated 31st December 2008, the shareholders' equity are as following:

Unit: Million

Item	Jun 30, 2008	Sep 30,2008	Dec 31,2008
1) Registered and Paid up capital at par value of Baht 10 per share in amount of 59,000,000 shares	590.00	590.00	590.00
2) Surplus of share	681.57	681.57	681.57
3) Surplus (Deficit) of changing in investment	83.55	(15.69)	(116.04)
4) Surplus from business combination	823.37	823.37	823.37
5) Accumulated Profit and Loss			
- Legal Reserve	59.00	59.00	59.00
- Other apportionate	650.00	650.00	650.00
- Unapportionate	532.66	604.37	641.22
Total Equity Value	**3,420.15**	**3,392.62**	**3,329.11**

Source: Financial Statement of MTI and SET SMART

Note: Financial statement as of Jun 30, 2008, Sep 30,2008 and Dec 31, 2008 is audited by Ernst & Young Office Limited.

According to MTI's shareholders' parts dated June 30, September 30, and December 31, 2008, each respectively accounting for Baht 3,420.15 Million and Baht 3,392.62 Million and Baht 3,329.11 Million, with the issued number of common shares being 59,000,000 shares, the Financial Advisor is of the opinion that the book value method should be based upon the latest available shareholders' equity, as of MTI dated December 31, 2008 amounting to Baht 3,329.11 Million.

As mentioned, this method reveals the book value at a certain time, not taking into account the company's future performance, not to mention the failure to consider the overall economic and industrial trend, as well as the fair value of the company's assets and liabilities.

3.2.3 Net Adjusted Book Value Approach

This method of calculation is intended to demonstrate the value of the company after the shareholders' equity adjustment according to MTI's financial statement by the differnce from the appraisal of certain asset accounts to reflect the current fair value of the items by independent appraisers, which produces significant impacts upon the book value of MTI. The Bank is set to have independent appraisers as following:

1) CB: CB has presented its report dated November 28, 2008 whereby the fair vale of assets, as well as of some liabilities items, is to be taken into account, with reference to MTI financial budget dated June 30, 2008.

2) KF: KF, as an independent appraiser, is to work on the appraisal of MTI premises, authorized by SEC.

3.2.3.1 Result of CB

The studies by CB take into account the fair value of assets and some of liabilities under its authorization dated June 30, 2008 as following:

1) Investment in securities
2) Loans
3) Other investments
4) Cash and Deposits at financial institution
5) Premiums due and uncollected
6) Amount deposited on reinsurance treaties
7) Amount due to and from reinsurers
8) Accrued investment income/revenue
9) Other assets
10) Amount withheld on reinsurance treaties
11) Other liabilities

CB has not studied the fair value of goodwill on business combination; unearned premium reserve; loss reserve and outstanding claims; premises and equipment; and the retirement benefit reserve.

Its report is focused upon the fair value of assets and some of liabilities accounts. Of the assets amounting to Baht 6,793.89 Million. CB is to take into account some assets items all amounting to Baht 5,766.10 Million, or 85% of total assets; as for the liabilities of Baht 3,373.75 Million worth, CB is to take into account some of the items in this category all amounting to Baht 1,173.20 Million, or 34.77% of total liabilities.

3.2.3.2 Result of KF

KF as aforementioned shall serve as independent appraiser in particular upon "MTL premises (land and buildings)" the par value of which is to be compared with the book value dated June 30, 2008.

Unit: Million

Item	Book Value	Appraiser Value of KF[1]
- Land and Property	264.24	804.35

Note: Value estimated by KF as of issuing report included an equipment at book value

According to its appraisal in particular upon the "premises" account, as well as "property foreclosed," an increase in value by which light of the appraisal is to be realized by Baht 540.11 Million, the post-tax amount of which accounts for Baht 378.08 Million.

Financial Advisor has studies the results of all three independent consultants dated June 30, 2008 and analyzed and adjusted the items to reflect the fair value whereby MTI share value is projected to experience conversion in particular from Baht 3,420 Million to Baht 4,115 Million. In addition, the Financial Advisor is of additional opinion that the surplus amounting to Baht 764 Million due to the merging between Muang Thai Insurance Co., Ltd. and PHA may risk devaluation (depending upon further audition). Therefore, excluding the aforementioned items from the shareholders' equity, the new book value is to be Baht 3,351 Million.

Item/ Independent Consultant	Value (Million)
Book Value as of Jun 30,2008	3,420
Adjusted Item	
- Asset and liabilities except fixed asset[1]	317
- Fixed Asset after tax (KF)	378
- Surplus from business combination	(764)
Total adjustments	***(69)***
Total value of book value after adjustment	3,351

Note: The number is approximate in round number.

3.2.4 Price to Book Value (P/BV)

Under this method, MTI's book value is multiplied with P/BV of the SET-enlisted non-life insurance companies.

3.2.4.1 Comparison with the SET-enlisted disaster assurance companies

The Financial Advisor has made comparison amongst the following:

1) Ayudhya Insurance Public Co., Ltd. ("AYUD")
2) Bangkok Insurance Public Co., Ltd. ("BKI")
3) Bangkok Union Insurance Public Co., Ltd. ("BUI")
4) Charan Insurance Public Co., Ltd. ("CHARAN")
5) Indara Insurance Public Co., Ltd. ("INSURE")
6) Navakij Insurance Public Co., Ltd.("NKI")
7) Nam Seng Insurance Public Co., Ltd. ("NSI")
8) The Siam Commercial Samaggi Insurance Public Co., Ltd. ("SCSMG")
9) Synmunkong Insurance Public Co., Ltd. ("SMK")
10) Thai Reinsurance Public Co., Ltd. ("THRE")
11) Thai Insurance Public Co., Ltd. ("TIC")
12) Dhipaya Insurance Public Co., Ltd. ("TIP")
13) Thai Setakij Insurance Public Co., Ltd. ("TSI")
14) Thaivivat Insurance Public Co., Ltd. ("TVI")

Company	Closed Price as of 25/2/2009 (Baht per share)	Par Value (Baht per share)	Book Value as of Sep 30, 2008 (Baht per share)	P/BV As of 25/2/2009 (Times)
1. AYUD	11.50	1.00	21.73	0.55
2. BKI	196.00	10.00	259.28	0.83
3. BUI	11.00	10.00	29.69	0.42
4. CHARAN	61.00	10.00	100.06	0.62
5. INSURE	52.00	10.00	24.19	2.30
6. NKI	70.00	10.00	64.90	1.11
7. NSI	9.15	10.00	40.48	0.23
8. SCSMG	23.00	5.00	19.47	1.42
9. SMK	59.50	10.00	63.43	0.98
10. THRE	**4.54**	**1.00**	**1.99**	**2.58**
11. TIC	9.00	10.00	23.49	0.42
12. TIP	13.30	1.00	11.87	1.17
13. TSI	10.00	10.00	15.34	0.65
14. TVI	1.80	1.00	4.10	0.47
Average				0.98
15. MTI	35.00	10.00	57.97	0.61

Source: SET SMART

Utilizing the P/BV method for the aforementioned disaster assurance firms, the Financial Advisor has shown the following analysis:

Period	P/BV of Non – Life Insurance (Times)	As of 25/2/2009 MTI Share Value (Million)
Average as of 25/2/2009	0.98	3,269.67
7 Days average 17/2/2009 – 25/2/2009	0.99	3,284.95
15 Days average 4/2/2009 – 25/2/2009	0.98	3,278.70
30 Days average 14/1/2009 – 25/2/2009	0.98	3,254.53
3 Months average 25/11/2008–25/2/2009	0.97	3,224.80

Source: SET SMART

Note: Book Value per share employ information as of Dec 31,2008 in amount of 3,329 Million.

According to P/BV method employed in the non-life insurance business group's share value appraisal, the MTI share value stands between Baht 3,224 Million and Baht 3,285 Million.

3.2.5 Price to Earning Ratio Approach (P/E)

Under this method, MTI's net profit is multiplied by P/E of the SET-enlisted non-life insurance companies, similar to the P/BV. The Financial Advisor has compared the P/E per share of the non-life companies as provided in the company particulars.

3.2.5.1 Comparison with the SET-enlisted non-life insurance companies

The Financial Advisor has made P/E comparison amongst the following:

Company	Closed Price as of 25/2/2009 (Baht per share)	Par value (Baht per share)	9 months net profit in 2008 (Million)	P/E as of 25/2/2009 (Times)
1. AYUD	11.50	1.00	281.35	9.07
2. BKI	196.00	10.00	838.73	9.49
3. BUI	11.00	10.00	16.86	12.31
4. CHARAN	61.00	10.00	31.79	7.81
5. INSURE	52.00	10.00	(8.02)	N.A.
6. NKI	70.00	10.00	109.80	10.35
7. NSI	9.15	10.00	46.36	4.08
8. SCSMG	23.00	5.00	140.35	N.A.
9. SMK	59.50	10.00	195.13	5.89
10. THRE	**4.54**	**1.00**	**350.71**	**11.45**
11. TIC	9.00	10.00	4.26	28.44
12. TIP	13.30	1.00	466.30	7.34
13. TSI	10.00	10.00	0.56	317.38
14. TVI	1.80	1.00	2.50	15.70
Average				36.61
Average except Insure and TSI				11.08
15. MTI	35.00	10.00	(56.87)[1]	11.75

Source: SET SMART

Note: 1) *MTI is emerged from merging between Muang Thai Insurance Co., Ltd. and PHA at Jun 20, 2008. As a result the performance shows from Jun 20,2008 to Sep 30,2008.*

2) *N.A. means that the company has a loss on that period for P/E ratio.*

This technique represents one common-share/stock appraisal method reflecting upon market mechanism as well as upon the company's performance; yet, the subjects in use may reveal differences in detail due to each insurance company's several different primary factors; e.g., accounting policy, financial policy, business size, cost structure, other revenues, as well as asset quality and business quality, etc.

Nevertheless, according to information on the SET-enlisted companies, P/E values of TSI and INSURE are both significantly different from those of the rest (of the insurance companies), which in turns results in quite high a value of P/E. For this reason, the Financial Advisor has calculated the average P/E of all the companies except TSI and INSURE.

Utilizing the average P/E method for the insurance companies except TSI and INSURE, the Financial Advisor has shown the following analysis:

Period	P/E of Non-life Insurance except Insure and TSI (Times)	As of 25/2/2009 MTI value[1] (Million)
Average as of 25/2/2009	11.08	629.48
7 Days average 17/2/2009 – 25/2/2009	11.16	633.80

Period	P/E of Non-life Insurance except Insure and TSI (Times)	As of 25/2/2009 MTI value[1] (Million)
15 Days average 4/2/2009 – 25/2/2009	10.96	622.35
30 Days average 14/1/2009 – 25/2/2009	10.90	618.73
3 Months average 25/11/2008–25/2/2009	10.82	614.22

Source: SET SMART

1) MTI has profit in 2008 approximately Baht 56.79 million which is an public internal financial statement.

According to average P/E method for non-life insurance companies except TSI and INSURE, the MTI share value stands between Baht 614 Million and Baht 663 Million.

Be that as it may, the P/E values of most companies in question are referred to from the 12-month active business period dating back from June 30, 2008 for calculation, while MTI has recently announced its performance result in year 2008 in which profit of Baht 56.79 Million, the low level of profit being the result of extraordinary expense from the merger, has been realized, thus making it less reasonable.

3.2.6 Actuarial Appraisal of Economic Value Method

This method is utilized to calculate the share value based upon primary factors in general of any given insurance firm. Important business value is comprised of three parts as following:

1) Adjusted Net Worth: The shareholder value that is adjusted so as to reflect the par value of assets and liabilities.
2) Net Present Value of Estimated Distributable Profits: The current value of after-tax profit and financial costs necessary to business operation.

Employing this method, the company has relied upon the expertise of independent actuarial consultants; i.e., CA, so as to perform the appraisal upon the share value dated June 30, 2008. On the December 9, 2008, CA has presented its report on its Appraisal Valuation originally calculated by MTI, projecting the assumption that MTI is to conduct business as usual under status quo of market situations, as well as rules and regulations as before.

<u>Value Appraisal Results</u>

CA was originally retained to undertake an independent actuarial appraisal value on behalf of MTI. It has subsequently been agreed that CA's report would be made available to KBank, subject to agreed engagement terms. Other than agreeing for its report to be summarised in this document, CA has not consented to its report being made available on a reliance basis to any party other than those previously identified. The summary of CA's report contained within this document has been prepared by the Financial Advisor. To the fullest extent legally permissible, CA does not accept any legal or other responsibility to any third party which may make use of the summary of CA's report which is contained in this document, or from conclusions derived therefrom. CA does not warrant to any third party the accuracy, completeness or suitability for purpose of the data and information which it has provided to MTI and KBank in undertaking its valuation. To the extent that data and information was provided to CA in order for it to undertake its report, CA has relied upon that data and information as being accurate and complete, without undertaking any specific steps to validate it as such".

1) Adjusted Net Worth: It is determined that the fair value whereby adjustments to MTI assets account dated June 30, 2008 have been made. The company holds the shareholders equity amounting to Baht 3,420 Million. CA has made adjustment on the following:

Shareholders' Equity dated June 30, 2008	3,420	MB
Adjusted Items:		
Outstanding Claims	(61)	MB
Unpaid policy benefits	339	MB
Shareholders' Equity after the Adjustment	3,699	MB

Note: 1) Balance sheet information and asset value adjustments were provided by MTI. They have been included in CA's report without independent review. CA have explicitly relied upon the accuracy and completeness of the information provided to them in this regard..

2) Figures herewith illustrated are projected in round numbers with approximation.

2) Net Present value of Estimated Distributable Profits: This method is estimated from the profit in the future from formula.

Value of estimated distributable profits = (Written premiums + investment income) deduct (reinsurance cessions and recoveries + expenses from claims, commissions, administration and tax + capital requirements)

To value the share value by actuarial method would be depend on the following assumptions.

Major Assumptions

1) Growth Rate of Premium according to policy classification from 2009 to 2019

Type		Estimation		
	2008 %	2009-2013 %	2014-2018 %	2019+ %
Total Type	11	12-13	9-10	8

Source: Report of CA

2) Retention Ratio which is the ratio of net written premium divided by gross written premium. This will show the ability of MTI to retain the existing policyholders.

Type	Existing	Estimation			
	2006 - First Half 2008 %	Second Half 2008 %	First 5 years %	Next 5 year %	After year 10 %
Total Type	69 - 74	72	74-75	75	75

Source: Report of CA

3) Net Loss Ratio which is the ultimate claim cost as a percentage of net earned premium. This will show the claim paid to policyholders.

Type	Existing	Estimation			
	2006 – First Half 2008 %	Second Half 2008 %	First 5 years %	Next 5 year %	After year 10 %
Total Type	44 - 48	48	48-49	47-48	48-49

Source: Report of CA

4) Net Commission Ratio which is the net commissions as a percentage of net earned premium

Type	Existing	Estimation			
	2006 – First Half 2008 %	Second Half 2008 %	First 5 years %	Next 5 year %	After year 10 %
Total Type	21 - 24	21	23	23	23

Source: Report of CA

5) Expense Ratio

Type	Existing	Estimation			
	2006 – First Half 2008 %	Second Half 2008 %	First 5 years %	Next 5 year %	After year 10 %
Total Type	33 – 38	25	25	25	25

Source: Report of CA

6) Net Combined Operating ratio (CORs) which is the sum of the net loss ratio,net commission ratios and net expense ratios with the commission and expense ratio.

Type	Existing	Estimation			
	2006 – First Half 2008 %	Second Half 2008 %	First 5 years %	Next 5 year %	After year 10 %
Total Type	95 – 98	96	96-97	96	96-97

Source: Report of CA

7) Investment Earning Rate

Asset Type	Return %
Capital of Shareholders	4.54
Technical Reserve	3.94
Debt Instrument	3.94
Equity Instrument	6.33

From the assumptions in 1) – 7), the financial advisor is of opinion that the assumption used to estimate the share value of MTI is consistent to the historical information of MTI.

8) Discount Rate: CA has made use of the rate at a range between 12% and 14% without any particular opinion on any appropriate rate so as in further reference to this share valuation.

Nevertheless, the Financial Advisor has utilized CAPM model for the calculation of rate of return to shareholders, similar to that of the discount rate for MTL share appraisal (please see the detailed analysis of MTL share appraisal, Actuarial Appraisal of Economic Value Method, on the specific topic "Discount Rate".), by using Beta (value) of insurance company, both domestic and foreign, as following:

Company	Beta
Domestic Compnay	
1) AYUD	0.535
2) BKI	0.593
3) BUI	0.484

Company	Beta
4) CHARAN	0.446
5) INSURE	0.466
6) NKI	0.400
7) NSI	0.646
8) SCSMG	0.521
9) SMK	0.417
10) THRE	0.494
11) TIC	0.357
12) TIP	0.572
13) TSI	0.128
14) TVI	0.347
Average	0.458

Source: Bloomberg

According to CAPM model, the rate of return to shareholders in this case yields 8.46%; therefore, the discount rate ranging between 12% and 14% as estimated by CA represents, to the Financial Advisor, a more conventional form of the company's share appraisal.

CA, in view of the previous assumptions, has appraised share value under the capital-reserve requirements which can be allocated into the following two cases:

1) Risk-based Capital
2) EU Approach

1) **Risk-based Capital**: The appraisal result in this case is as follows:

Unit: Million

	Discount Rate				
	12.0%	**12.5%**	**13.0%**	**13.5%**	**14.0%**
Present Value of Profit	3,427	3,234	3,057	2,894	2,744
Deduct Cost of Solvency Margin	(2,534)	(2,487)	(2,441)	(2,396)	(2,352)
Present Value of Profit	**893**	**747**	**616**	**498**	**391**

Note: The number is approximate in round number.

Source: Report of CA

2) **EU Approach**: Under this approach, reserve is to be available at 18% of net (received) premium, the appraisal result of which is as follows:

Unit: Million

	Discount Rate				
	12.0%	**12.5%**	**13.0%**	**13.5%**	**14.0%**
Present Value of Profit	3,133	2,957	2,796	2,648	2,511
Deduct Cost of Solvency Margin	(1,365)	(1,341)	(1,318)	(1,295)	(1,273)
Present Value of Profit	**1,768**	**1,616**	**1,478**	**1,353**	**1,238**

Note: The number is approximate in round number.

Source: Report of CA

Therefore, if the results of both cases are to be combined, in both adjusted shareholders' part and the current value which may yield profit margins from future business operation as presented by CA, it is to be projected as follows:

1) Risk-based Capital

Unit: Million

	Discount Rate				
	12.0%	**12.5%**	**13.0%**	**13.5%**	**14.0%**
Adjusted Net Book Value	3,699	3,699	3,699	3,699	3,699
Present value of Profit	893	747	616	498	391
Total Value of MTI	**4,592**	**4,446**	**4,315**	**4,197**	**4,090**

Note: The number is approximate in round number.

Source: Report of CA

The Actuarial Appraisal of Economic Value Method: With reference to risk-based capital, MTIs' share value ranges between Baht 4,090 Million and Baht 4,592 Million.

2) EU Approach

Unit: Million

	Discount Rate				
	12.0%	**12.5%**	**13.0%**	**13.5%**	**14.0%**
Adjusted Net Book Value	3,699	3,699	3,699	3,699	3,699
Present value of Profit	1,768	1,616	1,478	1,353	1,238
Total Value of MTI	**5,466**	**5,315**	**5,177**	**5,052**	**4,937**

Note: The number is approximate in round number.

Source: Report of CA

The Actuarial Appraisal of Economic Value Method: With reference to EU approach, MTIs' share value ranges between Baht 4,937 Million and aht 5,466 Million.

Nevertheless, CA has also revealed the result of studies by which some assumptions have been adjusted as for the calculation of current value of net profit including growth rate, expense operating ratio, conversion of retention ratio, Please refer the result of this part in appendix C

According to the studies, interest rate factors affects a great deal the current value of net profit, whereby, if the interest rate is to be subject to change by 1%, the conversion of the current value of net profit will be Baht 360-450 Million. Furthermore, the secondary factors to interest rate constitutes the change of operating expense, which affect the conversion of profit around Thai Baht 100M in the event of 1% change of operating expense.

Nevertheless, taking into account all of the information provided including the effect of surplus from merger the Financial advisor believes that the net adjusted book value will be Thai baht 3,351 Million. (Please see the detail in net adjusted book value approach of MTI)

Therefore the result of the studies after adjusted the fair value will be as follows:

1) Risk-based Capital

Unit: Million

	Discount Rate				
	12.0%	**12.5%**	**13.0%**	**13.5%**	**14.0%**
Adjusted Net Book Value	3,351	3,351	3,351	3,351	3,351
Present value of Profit	893	747	616	498	391
Total Value of MTI	**4,244**	**4,098**	**3,967**	**3,849**	**3,742**

Note: The number is approximate in round number.

2) EU Approach

Unit: Million

	Discount Rate				
	12.0%	**12.5%**	**13.0%**	**13.5%**	**14.0%**
Adjusted Net Book Value	3,351	3,351	3,351	3,351	3,351
Present value of Profit	1,768	1,616	1,478	1,353	1,238
Total Value of MTI	**5,119**	**4,967**	**4,829**	**4,704**	**4,589**

Note: The number is approximate in round number.

According to the Financial Advisor, the optimal share value for the Actuarial Appraisal of Economic Value Method ranges between Baht 3,742 Million and Baht 4,244 Million according to the risk-based capital approach since the estimation by EU base the cost of solvency margin to support the operation is less than the estimation by risk-based capial approach. As a result the estimation of risk-based capital is based on conservative approach.

Summary of the Opinions on MTI's Common Shares

Table of summary of comparison of MTI share values according to each different appraisal method.

Approach	Share Value (Million)
1. Market Value Approach	2,065 – 2,148
2. Book Value Approach	3,329
3. Net adjusted Book Value	3,351
4. P/BV Approach	3,224 – 3,285
5. P/E Approach[1]	614 - 633
6. Actuarial Appraisal of Economic Value Method	**3,742 – 4,244**

Note: The number is approximate in round number.

1) MTI is a result of merge in 2008 which has a extraordinary expense from this merge mainly from investment loss from portfolio liquidation due to change in accounting policy.

As for all aforementioned appraisal methods, the Financial Advisor is of the opinion as follows:

Market Value Approach: This reflects several factors including trading situation within the (securities) market, forecasting of the bank's performance result by investors according to the overall economic situation, in spite of a relatively small number of buying and selling activities. The reflected price may not be relevant to the actual one. Nevertheless, according to the financial consultant, this method can be to an extent used for purpose of reference. Share's prices range between Baht 2,065 and 2,148 Million.

Book Value Approach: This is employed to determine the current share value and reflects the past performance, as well as taking into account any impacts within the financial statement. Nevertheless, the method does not take into account either profit or an ability to perform in future, thus becoming less reasonable, as the book value fails to cover the current value of certain asset accounts including investment in financial instruments, MTI's fixed assets. The share's value through this method of calculation dated December 30, 2008 amounts to Baht 3,329 Million.

Net Adjusted Book Value Approach: This is to determine the share's value from the shareholders' part as manifested in the financial statement, with fair-value adjustment made to both assets and liabilities. According to the report presented by the independent appraiser, CB has made adjustment to certain items: 1) Investment value in financial instruments, 2) loans' value, 3) tax repercussions (all accounting for adjustment of Baht 38.20 Million worth). As for the report presented by CA, adjustment has been made on 1) value of demand, 2) value of unpaid policy benefits (all accounting for adjustment of Baht 279 Million worth). KF has appraised the value of the company's fixed assets. According to the adjustments made by all independent advisor, as well as profit realized from the merging, the post-adjustment share's value amounts to Baht 3,351 Million.

P/BV: Under this method, MTI book value is to be compared to P/BV of both domestic and foreign-located non-life insurance companies, without taking into account the ability to perform in future, thus becoming less reasonable when it comes to the matter of reference. According to P/BV method, MTI share's value stands between Baht 3,224 Million and Baht 3,285 Million.

MTI as aforementioned exists from the merging between PHA and Muang Thai Insurance Co., Ltd. dated June 20, 2008 with performance result examined by auditors for three months only as opposed to the ratio in use of reference for the straight 12 months' period of time. This makes the P/E Method unsuitable for the current financial information of the company. Nevertheless, the year 2008 performance result has been calculated by the Financial Advisor for this appraisal work. The net profit in that year is Baht 56.79 million which is a result of extraordinary expense from merging. Under this method, MTI share's value stands between Baht 614 Million and Baht 633 Million.

Actuarial Appraisal of Economic Value: Under this method, the sum of adjusted book value and the present value of the company's future profit is to be made. CA, an actuarial expert, has made use of several insurance assumptions necessary for the model for the appraisal under the "reserve" section, hereby allocated into two cases; i.e., the risk-based capital, and EU-standard capital. It should be noted that CA explicitly relied upon the balance sheet and asset valuation information provided by MTI without independent review. The Financial Advisor has considered the adjusted book values of all independent appraiser in order to reflect the fair value of assets, as it (the consultant) is of the opinion that, if book value is to be adjusted to reflect the fair value, this particular method of appraisal can thus be put into use for reference. The values acquired through this method (from all independent appraiser) stand between Baht 3,742 Million and Baht 4,244 Million if the reserve comes out according to the reference to risks; between Baht 4,589 Million and Baht 5,119 Million if the reserve come out according to EU standards.

According to the Financial Advisor, MTI's optimal share's value should be referred to, based upon the Actuarial Appraisal of Economic Value method, using the reserve in accordance with risk base capital approach, as well as with the shareholders' part being adjusted to the fair value. Therefore, the optimal value stands between Baht 3,742 Million and Baht 4,244 Million.

The price agreed by parties including KBank for MTI is approximately Baht 2,545 Million which is lower the value estimated by financial advisor.

3.3 MTB

Book Value method has been adopted by the Financial Advisor as for MTB's common share appraisal approach, due to the relatively lower number of transactions conducted by MTB, which was set up in year 2008.

Book Value

This is to be used for appraisal of the shareholders' equity on MTB's financial statement within September 30, 2008.

	Unit: million
Registered Capital and Paid-up Capital:	
20,000 shares at Thai Baht 100 each	2.00
Accumulated Profit	--
Allocation	--
Legal Reserve	--
Non-allocated Accumulated Profit	(0.02)
Shareholders' Part	1.98

Under this method, the MTB common share/stock value stands amounts to **Baht 1.98 Million.**

Summary of Opinions on MTB's Common Shares

Table of MTB share's prices according to book value method

Approach	Share Value (Million)
Book Value Approach	1.98

All in all, the book value method yields the share value approximately at Baht 1,980 Million, which is regarded as reasonable by the Financial Advisor as the majority of the company's assets account for cash and bank deposits both amounting to Baht 1,970 Million, with only the current liabilities account of Baht 20,000. Even though this method demonstrates the company's financial status at a certain period of time without taking into account the ability to perform in future or liabilities off balance sheet, it is to the fact that MTB has just started up in year 2008, with the majority of income as direct brokerage fee, accounting for Baht 20,000 between March and September the same year, that the appraisal of profitability is impractical due to limitations in basic information.

According to the Financial Advisor, the optimal share price according to book value method dated September 30, 2008 for MTB is Baht 1,980 Million.

Summary of Share Appraisal under MTFH

Share Value under preliminary agreement for KBank

Company	Share Value 100% (Million)	Portion Hold by MTFH (%)	Value under MTFH (Million)	Additional portion (%)	Value of additional investment
1. MTL	22,700	75.0	17,025	41	6,980.25
2. MTI	2,545	25.2	641.34	41	262.94
รวม	25,245		17,666.34		7,243.19

Share Value estimated by Financial Advisor

Company	Share Value 100% (Million)	Portion Hold by MTFH (%)	Value under MTFH (Million)	Additional portion (%)	Value of additional investment
1. MTL[1]	23,733 – 25,002	75.0	17,800 – 18,752	41	7,298.00 – 7,688.32
2. MTI	3,742 – 4,244	25.2	942.98 – 1,069.49	41	386.62 – 438.49
3. MTB	1.98	98.0	1.94	41	0.79
Total	**27,477 – 29,248**		**18,745 – 19,823**		**7,685.41 – 8,127.6**

Note: 1) The value of MTL is calculated before dividend payment

Considering only the purchasing value for MTL and MTI, the fair value would be approximately range from Baht 7,684.62 to 8,126.81 Million. KBank has determined the purchasing price for MTFH only portion of MTL and MTI less than Baht 7,244 Million. As a result the determined price is reasonable.

The Financial Advisor has compared the value of MTL and MTI in each approach as follows.

Method	100 % value of MTL[2] (MB)	100% value of MTI (MB)	Value of MTL 30.75% (MB)	Value of MTI 10.33% (MB)	Value of additional investment (MB)[1]
1) Market Approach	N.A.	2,065 – 2,148	N.A.	213 - 221	N.A.
2) Book Value Approach	5,784	3,329	1,778	344	2,122
3) Net Adjusted Book Value	5,936	3,351	1,825	346	2,171
4) P/E Apprach	6,400 – 22,716	3,224 - 3,285	1,968 - 6,985	333 - 339	2,301 – 7,324
5) P/BV Approach	11,565 – 14,247	614 – 633	3,556 - 4,381	63 - 65	3,619 – 4,446
6) Actuarial Approach	**23,733 – 25,002**	**3,742 – 4,244**	**7,298 - 7,688**	**387 - 438**	**7,684 – 8,126**

Note: 1) Additional investment would be proportionate as at 41% of MTFH

2) Value of MTL is calculated before dividend payment

Taking into account MTFH's financial statement dated September 30, 2008, MTFH has the assets account of Baht 655.28 Million, being of current assets account for Baht 131.37 Million, and of liabilities for Baht 2.61 Million (all being current liabilities).

If the long-term investment value is to be adjusted in order to reflect the fair value in proportion with MTFH's shareholding following the reengineering process, the assets account and shareholders' equity are as following:

Unit: Million

Items	As of Sep 30 2008	Approximate Value agreed by KBank[2]	After considering the fair value of investment
Assets			
Cash and deposit	1.96	1.96	1.96
P/N	129.00	129.00	129.00
Accrued Interest	0.37	0.37	0.37
Other Current Asset	0.02	0.02	0.02
Total Current Asset	*131.36*	*131.36*	*131.36*
Long Term Investment			
- Available for Sales (PL)[1]	19.56	-	-

Items	As of Sep 30 2008	Approximate Value agreed by KBank[2]	After considering the fair value of investment
- Investment in MTL[2]	27.79	17,025	17,800 – 18,752
- Investment in MTI	292.50	641.34	942.98 – 1,069.49
- Investment in MTR[1]	148.00	-	-
- Investment in MTB	1.96	1.94	1.94
- Investment inMTGS[1]	2.99	-	-
Total Long Term Investment	492.81	17,668.28	18,744.67 – 19,822.98
Long Term Loan	30.11	-	-
Forclosed Asset	1.01	1.01	1.01
Total of non-current asset	523.92	17,669.29	18,745.68 – 19,823.94
Total Asset	**655.28**	**17,800.65**	**18,877.03 – 19,955.29**
Liabilities			
Accrued Expense	0.18	0.18	0.18
Accrued from selling securities	2.43	2.43	2.43
Total Liabilities	**2.61**	**2.61**	**2.61**
Equity Shareholders' part	**652.67**	**17,798.04**	**18,874.42 – 19,952.68**

Note: 1) MTFH sells MTR, MTGS and PL out and MTFH will pay dividend in the same amount of selling price . As a result the investment part will not affect the shareholders' part of MTFH.

2) Financial information used for valuation MTFH is as of Sep 30, 2008 in purpose of comparison. The accurate value for this transaction might be different from this estimation.

3) The value of MTL is calculated before dividend payment.

From the table, yielding MTFH share value of approximately Baht 18,874 Million to Baht 19,953 Milion; KBank's increase by 41% in its investment yields the investment value of approximately Baht 7,738 Million – Baht 8,181 Million.

The Financial Advisor has considered the transaction of capital increased and dividend payment of MTFH that would be in the same amount and the period close to each other and based on dividend payment not more than Baht 2,000 Million, the appropriate value range of MTFH would be the price range proposed by the Financial Advisor.

In addition to considering the optimal price, the Financial Advisor has also taken into account the issue of controlling and management after the reengineering process as well as herewith revealed in the memorandum of understanding (On the process of negotiation) as following:

<u>MTFH Board of Directors</u>

There are 13 directors on board as following:

1) Seven nominated by KBank, or 53.85% of the entire board of directors
2) Three nominated by shareholders within Group A, or 23.08% of the entire board of directors
3) Three nominated by Fortis, or 23.08% of the entire board of directors

Considering MTFH's 51% shareholding power, the ratio to this appointment of directors should be reasonable.

MTL Board of Directors

There are 16 Directors on Board as following:

1) Six nominated by KBank, or 37.50% of the entire board of directors,
2) Five nominated by shareholders within Group A, or 31.25% of the entire board of directors,
3) Five nominated by Fortis, or 31.25% of the entire board of directors.

However, if considering only Board of Directors excluding independent directors, the following analysis shows.

1) Five nominated by KBank, or 38.46% of the entire board of directors,
2) Four nominated by shareholders within Group A, or 30.77% of the entire board of directors,
3) Four nominated by Fortis, or 30.77% of the entire board of directors

Considering KBank's 38.25% shareholding power in MTL through MTFH, the ratio to this appointment of directors should be reasonable.

In addition to playing part in selecting the members of the board, KBank has a significant role of appointing sub-committee groups including administrative sub-committee group, audit sub-committee group, risk-dealing sub-committee group, remuneration sub-committee group, investment sub-committee group, and life insurance sub-committee group. With its shareholding, KBank will play an important role of controlling and managing MTL, which is regarded as a company with a tendency to grow, thus signifying an act of benefit as a whole to both KBank and its long-term shareholders.

4. Summary of the Financial Advisor's comment

KBank will expand its' investment into life insurance business through acquiring additional common stocks in MTFH. The Financial Advisor's opinion this time suggest that the bank will reap a long term benefit because KBank will be able to expand the life insurance business in a short period of time through MTL, the leading life insurance company in Thailand, who has high proficiency and long term experience that will help enhance the income growth from fee, selling insurance products through bancassurance.

Regarding the value of transaction, the Financial Advisor commented that it's the fair value. The opinion was based on the evaluation of an expert by using actuarial principles as criteria in making the judgement. Furthermore, the other shareholders are SwissRe, an international insurance company, and Fortis, the major international financial institution, will sell partial common shares of MTFH at the same price as the transaction price with connected person. This give us confidense that the value, terms and conditions were evaluated by outsiders and deemed appropriate and fair. However, there may be some cautions in making the said transaction, since KBank may be granted a relaxation measures from SEC and SET.

Due to the above reasons, **the Financial Advisor has opinion that the shareholders should approve the connected transaction for benefit of the shareholders in the long run** since this undertaking is justified, while the value and conditions of the transaction is fair.

However, the decisions to vote in favour of this transaction lie in the consideration of the bank's shareholders. The Financial Advisor was responsible for disclosure of relevant banking information and offers appropriate opinion based primarily on the information received from the bank, the industrial information received from outsiders as well as from the interviews with executives and staffs of the bank. The Financial Advisor's opinion, however, was also based on the hypothesis that these information were accurate, complete and truthful without having investigated to verify the accuracy, truthfulness and completeness of all information. Therefore, if the afore mentioned information were not accurate or truthful or significantly altered in the future, these factors could affect the opinion of the Financial Advisor. To this end the Financial Advisor will not be responsible for any damages that may occur from the inaccuracy and incomplete data or information received or should significantly changes arises in the industry which may affect the potential investment and benefits anticipated.

However, shareholders should also study information in all the documents enclosed with the invitation letter to this meeting for further consideration before reaching the proper resolution.

The financial acvisor, hereby, verify that the opinion rendered in the above case was carefully examined and very well considered according to professionl standard while also bearing in mind the highest interest of shareholders at stake.

(Mr. Montree Sornpisarn)
Director

(Mr. Pusit Kaewmongkolsri)
Director

Kim Eng Securities (Thailand) Plc.

To perform the independent financial advisory service, KEST dedicates the responsibility to Mr. Thaveesith Santatikul, to be the financial advisor.

(Mr. Thaveesith Santatikul)
Financial Advisor

Appendix A

The details of the Group A Persons as shareholders and connected persons in MTFH is follows.

Connected Persons as Shareholders of MTFH	Percentage of share held in MTFH	Relationship with KBank
Phatra Samphant Co., Ltd.	9.50%	Mr. Banyong Lamsam, the Chairman, Mr. Banthoon Lamsam, the Chief Executive Officer (CEO), and their relatives hold shares together more than 20% of the total issued shares of this company
Mr. Pairote Lamsam	7.09%	Father of Mr. Krisada Lamsam who is the Executive Vice President (EVP)
Mr. Banyong Lamsam	4.80%	Chairman
The estate administrator of Mr. Bancha Lamsam	3.57%	Thanpuying Sam-aungvarn Lamsam, mother of CEO, is the estate administrator
Ms. Sumuntana Mokkhavesa	2.83%	Sibling of Ms. Sujitpan Lamsam who is a director
Aran Ordinary Partnership	2.71%	Relative of Ms. Sujitpan Lamsam, who is a director, is a partner of this Ordinary Partnership
Traisith, Group of Persons	2.71%	Relative of Ms. Sujitpan Lamsam, who is a director, is a partner of this Group of Person
Ms. Supanya Lamsam	2.71%	Sibling of Ms. Sujitpan Lamsam who is a director
Ms. Rujirapom Wanglee	2.71%	Sibling of Ms. Sujitpan Lamsam who is a director
Mr. Yutti Lamsam	1.55%	Sibling of Mr. Banyong Lamsam, who is the Chairman
Thanpuying Sam-aungvarn Lamsam	1.19%	Mother of Mr. Banthoon Lamsam who is the CEO
Mr. Banthoon Lamsam	0.44%	Chief Executive Officer
Ms. Supawan Panyarachun	0.44%	Sibling of Mr. Banthoon Lamsam who is the CEO
Ms. Chuchitr Sibunruang	0.43%	Sibling of Mr. Banyong Lamsam who is the Chairman
Prutthithada Co., Ltd.	0.38%	Mr. Krisada Lamsam, EVP and his relatives hold shares together more than 30% of the total issued shares of this company
Khunying Chatchanee Chatikavanij	0.35%	Sibling of Mr. Banyong Lamsam who is the Chairman
Nithi Thamrong Co., Ltd.	0.30%	Mr. Banthoon Lamsam, the CEO, and his relatives hold shares together more than 30% of the total issued shares of this company
Ms. Chanatip Chutrakul	0.14%	Sibling of Mr. Banyong Lamsam who is the Chairman
Pol. Gen. Pow Sarasin	0.12%	Vice Chairman
Total direct and indirect connected persons	43.96%	

The details of the Group A Persons as shareholders but not connected persons in MTFH is follows.

Person in Group A	% of holding
Mr. Photipong Lamsam	6.89%
Mr. Poomchai Lamsam	2.56%
Mr. Dhongchai Lamsam	2.01%
Mrs. Warin Sakulthai	0.79%
Mrs. Wipa Ratanawarah	0.79%
Ms. Wanna Chalit-aporn	0.79%
Mr. Jittapan Chalit-aporn	0.79%
Mr. Chai Chalit-aporn	0.79%
Mr. Suebpong Chalit-aporn	0.79%
Thanpuying Narawadee Chaxanien	0.59%
Khunying Chamnongsri Hanchanlash	0.49%
Thongpoon Wanglee Foundation	0.48%
Mr. Vasant Chatikavanij	0.29%
Mr. Vichaya Chatikavanij	0.29%
Pirakit Company Limited	0.29%
Pipattanasin Company Limited	0.26%
Mrs. Tawara Wanglee	0.22%
Mrs. Tweenuj Changtrakul	0.21%
Mr. Supachai Wanglee	0.17%
Mr. Suchin Wanglee	0.17%
Mr. Suchart Wanglee	0.17%
Mr. Surajit Wanglee	0.17%
Mr. Kanop Changtrakul	0.14%
Mr. Taritpon Changtrakul	0.14%
Mr. Apichart Chutrakul	0.14%
Mr. Apiruk Chutrakul	0.14%
Mr. Boripan Noonpakdee	0.12%
Tawara Company Limited	0.08%
Mrs. Thanimpong Wongvasu	0.06%
Mr. Siripongs Kalayanrooj	0.06%
Mr. Suphot Wanglee	0.06%
Ms. Pimprapai Bisalputra	0.04%
Mr. Danaitanit Phisanbut	0.04%
Mr. Thamrongrat Phisanbut	0.04%
Mr. Pitipong Phisanbut	0.04%
Total	21.10%

After considering for person in group A including connected persons and non-connected persons, the holding percentage is equal to 65.05% of total issued and paid up shares of MTFH.

Appendix B

1) MTB

MTB has a registered office at 252/1 Ratchadapisek rd, Hua Kwang, Bangkok. MTB was established on March 12, 2008, and has a registered capital of Baht 2 Million with a par value of Baht 100 per share. The main business of MTB is a life insurance broker. The shareholders and Board of Directors of MTI are below:

MTB's Shareholders as of 29 April 2008 are as follows;

Shareholders	Number of Shares (Shares)	% Shares
1. Muang Thai Fortis Holding Company Limited	19,600	98.00
2. Mr. Manit Paewprayoon	200	1.00
3. Mr. Thavorn Hlojai	150	0.75
4. Ms. Somporn Juansang	41	0.21
5. Minor Shareholders	9	0.04
Total	**20,000**	**100**

Source: List of Shareholders

MTB's Board of Directors as of 21 July 2008 is as follows;

1.	Mr. Manit Phaewprayoon
2.	Mr. Thaworn Hlorjai
3.	Ms. Somporn Chaunsang
4.	Ms. Siriporn Saisuwan

MTB has an operating performance as follows.

Unit: Baht

	12 March – September 2008 (1)
Total Assets	2,004,291
Total Liabilities	21,055
Total Shareholders' Equity	1,983,237
Total Revenues	27,396
Net Profits	-16,763

Note: (1) From the Company's Article of affidavit, MTB was established on March 12, 2008

Sources: Financial Statement of the Company

2) MTGS

MTGS has a registered office at 250 Ratchadapisek rd, Hua Kwang, Bangkok. MTGS was established on June 2, 2008 and has a registered capital of Baht 3 Million with a par value of Baht 100 per share. The main business of MTGS is selling souvenir and gift, and the shareholders and Board of Directors of MTGS are below:

MTGS's Shareholders as of 1 June 2008 are as follows;

Shareholders	Number of Shares (Shares)	% Shares
1. Muang Thai Fortis Holding Company Limited	29,993	99.98
2. Minor Shareholders	7	0.02
Total	**30,000**	**100**

Source: Article of affidavit of MTGS

MTGS's Board of Directors as of 22 July 2008 is as follows;

1.	Mr. Sara Lamsam	Chairman
2.	Ms. Pakineenart Tiyachate	Director
3.	Mr. Bussara Uraikul	Director
4.	Mr. Mongkon Jiramettvorranpong	Director
5.	Ms. Phittrapom Punyaratabandhu	Director
6.	Ms. Alisa Piemphongsam	Director
7.	Mr. Ratananchai Torratana	Director
8.	Mr. Patsorn Sitisombat	Director
9.	Mr. Thongchai Pongsrikul	Director

MTGS has an operating performance as follows.

Unit: Baht

	12 March – 30 September 2008 [1]
Total Assets	8,280,136
Total Liabilities	4,535,899
Total Shareholders' Equity	3,744,237
Total Revenues	10,540,645
Net Profits	744,237

Note: *(1) From the Company's Article of affidavit, MTGS was established on June 2, 2008*

Sources: *Financial Statement of the Company*

3) PL

PL was established on August 15, 1996. PL has a registered office at Thai Phatra Complex 1, 29th Fl., 252/6 Ratchadapisek rd, Hua Kwang, Bangkok. As of February 15, 2009, PL has a registered capital of Baht 450 Million with a par value of Baht 1 per share. PL's main business is car leasing services, machine and equipment leasing services. The shareholders and Board of Directors of PL are below:

PL's Shareholders as of 15 February 2009 are as follows;

	Shareholders	Number of Shares (Shares)	% Shares
1.	Muang Thai Life Insurance Company Limited	67.00	14.98
2.	Muang Thai Insurance Public Company Limited	39.00	8.72
3.	Sombat Lamsam Company Limited	34.20	7.64
4.	Phatra Securities Public Company Limited	22.49	5.03
5.	Julinwong Company Limited	18.00	4.02
6.	Thai NVDR	13.84	3.09
7.	Mr. Banyong Lamsam	10.80	2.41
8.	Muang Thai Fortis Holding Company Limited	8.90	1.99
9.	Yupong Company Limited	8.64	1.93
10.	Bangkok Life Insurance Public Company Limited	6.70	1.5
11.	Minor Shareholders	217.81	48.68
	Total	**447.37**	**100**

Source: SETSMART

PL's Board of Directors as of 15 February 2009 is as follows;

Mr. Photipong Lamsam	Chairman of The Board of Directors
MR. Poomchai Lamsam	Vice Chairman
Mr. Pipop Kunasol	President
Mr. Sara Lamsam	Director
Mr. Jeffrey Tan Kia Lee	Director
Mr. Krirkchai Siribhakdi	Director
Mr. Pongtep Polanun	Director
Mr. Tanakorn Buranaphan	Director
Mrs. Chawalee Pongpatirochna	Independent Director
Mr. Arpatsorn Bunnag	Independent Director
Mr. Anupon Likitpurkpaisan	Independent Director
Mrs. Chawalee Pongpatirochna	Chairman of The Audit Committee
Mr. Arpatsorn Bunnag	Audit Committee
Mr. Poonpipat Aungurigul	Audit Committee

PL has an operating performance as follows.

Unit: Million Baht

	2006 (1)	% of changes	2007 (1)	% of changes	2008 (1)	% of changes
Total Assets	4,677.99	N/A	4,853.50	3.75	5,557.90	14.51
Total Liabilities	3,189.24	N/A	3,196.11	0.22	3,838.47	20.10
Total Shareholders' Equity	1,488.75	N/A	1,657.40	11.33	1,719.43	3.74
Total Revenues	1,691.67	N/A	1,675.04	-0.98	1,731.75	3.39
Net Profits	172.58	N/A	267.07	54.75	218.61	-18.14

Note: *(1) PL's fiscal year ends in September*

Sources: *Financial Statement of the Company*

PL has dividend policy approximately 50% of Net income

Movement of prices and important financial data of PL in the Stock Exchanges of Thailand (SET) are as follows;

	As of 13 February 2009	**Maximum (52 weeks)**	**Minimum (52 weeks)**	**Average (52 weeks)**
Price	2.04	3.02	1.96	2.49
P/E	4.17	5.99	3.60	4.76
P/BV	0.53	0.83	0.51	0.67
Average Volume (Shares)	58,400.00	3,260,400.00	100.00	227,436.00

Source: SETSMART

4) MTR

MTR was established on January 28, 1994. Today, MTR has a registered capital of Baht 4,794 Million which is common shares of Baht 960 Million and Preferred shares of Baht 3,834 Million. MTR's main business is selling and renting properties. MTR has now owned 2 buildings which are Langsuan Balcony Apartment and New House Condo Apartment, and has 4 developing projects which are Bel villa Hotel - Khao Yai, Bel Villa Hangdong - Chiang Mai, Bel Villa Pai - Mae Hong Son and Baan Mor Muan Lai – Khao Yai. MTR has a registered office at Muang Thai Phatra Condominium, 7th Fl., 252/6 Ratchadapisek rd, Hua Kwang, Bangkok. MTR has The shareholders and Board of Directors of PL are below:

MTR's Shareholders as of 11 September 2007 are as follows;

Shareholders		Number of Shares (Shares)	% Shares
1.	Muang Thai Fortis Holding Company Limited	257,396,094	53.69%
2.	Muang Thai Life Insurance Company Limited	71,910,961	15.00%
3.	Muang Thai Insurance Public Company Limited	54,078,310	11.28%
4.	Mr. Sara Lamsam	15,475,372	3.23%
5.	Satirapattana Company Limited	9,470,000	1.98%
6.	Ms. Wanaporn Pornprapa	8,017,458	1.67%
7.	Ms. Nualphan Lamsam	8,017,458	1.67%
8.	Ms. Sumuntana Mokkhavesa	5,275,112	1.10%
9.	Mr. Poomchai Lamsam	4,547,814	0.95%
10.	Sombat Lamsam Company Limited	4,470,461	0.93%
11.	Minor Shareholders	40,747,365	8.50%
		479,406,405	100.00%

Source: List of Shareholders as of 11 November 2008

MTR's Board of Directors as of 24 April 2008 is as follows;

1.	Mr. Suebtrakul Soonthornthum
2.	Mr. Poomchai Lamsam
3.	Mr. Sara Lamsam
4.	Ms. Pakineenart Tiyachate
5.	Ms. Nantiya Montriwat
6.	Mr. Prakorb Veerasinthop
7.	Ms. Nualphan Lamsam
8.	Ms. Wanaporn Phonpraphа
9.	Mr. Jeffrey Tan Kia Lee

MTR has an operating performance as follows.

Unit: Million Baht

	2006	% of changes	2007	% of changes	9M2008	% of changes(1)
Total Assets	312.29	N/A	323.26	3.51	317.25	-1.86
Total Liabilities	31.99	N/A	32.08	0.28	45.47	41.74
Total Shareholders' Equity	280.30	N/A	291.18	3.88	271.78	-6.66
Total Revenues	139.74	N/A	140.54	0.57	40.62	-60.32
Net Profits	8.63	N/A	11.58	34.18	-19.4	-359.71

Note: (1) Changes in Total assets, Total Liabilities and Total Shareholders' Equity in 2008 are compared to in 2007, and Total Revenues and Net Profits are compared to the same period which is 9 months.

Sources: www.bol.co.th, Financial Statement of the Company

Appendix C

Result of study of changing the assumption of MTI

Result		Change in Value of Net Profit (MB)				
		12.0%	12.5%	13.0%	13.5%	14.0%
Change in Growth Rate in the first 5 years	2%	85.3	72.8	61.7	51.8	42.9
	1%	41.8	35.7	30.2	25.4	21.0
	(1%)	(40.3)	(34.4)	(29.1)	(24.4)	(20.2)
	(2%)	(79.1)	(67.4)	(57.1)	(47.9)	(39.6)
Change in Growth Rate in the year 6-10	2%	57.6	47.8	39.2	31.6	25.0
	1%	28.3	23.5	19.2	15.5	12.3
	(1%)	(27.3)	(22.7)	(18.6)	(15.0)	(11.9)
	(2%)	(53.7)	(44.5)	(36.5)	(29.5)	(23.3)
Change in Operating Expense	2%	(218.6)	(215.5)	(212.4)	(209.4)	(206.5)
	1%	(109.3)	(107.7)	(106.2)	(104.7)	(103.2)
	(1%)	109.3	107.7	106.2	104.7	103.2
	(2%)	218.6	215.5	212.4	209.4	206.5
Change in Retention Rate	2%	71.0	65.8	61.1	56.8	52.9
	1%	35.5	32.9	30.6	28.4	26.5
	(1%)	(22.7)	(20.2)	(18.0)	(15.9)	(14.1)
	(2%)	(45.4)	(40.4)	(35.9)	(31.9)	(28.2)
Change in Interest Rate	2%	909.7	857.4	809.3	765.2	724.6
	1%	454.9	428.7	404.7	382.6	362.3
	(1%)	(454.9)	(428.7)	(404.7)	(382.6)	(362.3)
	(2%)	(909.7)	(857.4)	(809.3)	(765.2)	(724.6)

Source: Report of CA